FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2012
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



Media Release

Q3 ended 30 September 2012

– unaudited results –

GOLD FIELDS

Unlawful strikes in South Africa disrupt production

JOHANNESBURG. 26 November 2012, Gold Fields Limited (NYSE & JSE: GFI) today announced net earnings for the September quarter of R1,424 million compared with R1,606 million in the June quarter and R2,055 million in the September 2011 quarter. In US dollar terms net earnings for the September quarter were US$171 million, compared with US$198 million in the June quarter and US$293 million in the September 2011 quarter.

September 2012 quarter salient features:

- Production losses of 35,000 ounces due to illegal strike action at KDC and Beatrix;
- Underground fire at KDC West responsible for 30,000 ounces of lost production;
- Group attributable equivalent gold production of 811,000 ounces compared with 862,000 ounces in the June quarter;
- Total cash cost of US$916 per ounce and NCE of US$1,448 per ounce;
- Operating margin of 45 per cent and NCE margin of 13 per cent; and
- "24/7" arrangements and other operating improvements agreed at South Deep.

Statement by Nick Holland, Chief Executive Officer of Gold Fields:

"The September quarter of 2012 will be remembered as one of the most challenging from an operational perspective. Largely due to the impact of an underground fire at KDC West's Ya Rona shaft and the illegal strikes at KDC and Beatrix, attributable production for the September 2012 quarter was 811,000 gold equivalent ounces, which was 6 per cent lower than the 862,000 ounces achieved in the June quarter.

Amid the operational difficulties there was a significant improvement in the Group's fatal injury frequency rate, which improved from 0.15 in the June quarter to 0.08 in the September quarter. KDC East and South Deep both achieved three million fatality free shifts in August and September respectively. This is the first time this has been achieved in KDC East's history and the mine has subsequently surpassed one year without any fatal accidents being recorded. South Deep has, at the time of writing, extended its fatality free period to nineteen months. Despite these encouraging results, three fatalities occurred at Beatrix during the quarter, two of which were tramming related and one which was due to a gravity related fall of ground. In line with a Group directive issued last year, changes are being effected to communication systems and the configuration of rolling stock equipment deployed in tramming to improve safety. Tarkwa and Cerro Corona reported zero lost time injuries during the quarter, with both these mines reporting no lost time injuries in the past year.

The investigation into the underground fire at Ya Rona which led to the tragic death of five employees during the June quarter, was firstly delayed until the fire was extinguished on 14 August and smoke levels reduced, subsequently, the investigation was further impacted by the strike at KDC West which ended on 18 October. After completing the statutory investigations the Section 54 was lifted and production at the shaft resumed in early November. The causes of the fire are currently being investigated by a forensics team.

Production from the South Africa region declined by 11 per cent, from 437,000 ounces in the June quarter to 387,000 ounces in the September quarter. This decrease includes approximately 30,000 ounces as a result of the fire at Ya Rona and approximately 35,000 ounces as a result of the illegal strike action at KDC. The illegal strike at Beatrix had little effect on production during the September quarter. South Africa has experienced unprecedented labour disruptions across the mining industry and other sectors of the economy. Gold Fields was not spared, with KDC and Beatrix suffering closures as a result of unlawful and unprotected strikes. The strikes were characterised by widespread violence and intimidation, which disrupted production and had a negative impact on investor sentiment towards South Africa. As a result, South Africa's sovereign debt credit rating, as well as the credit ratings of the country's leading mining companies, including Gold Fields, was downgraded. At KDC East (formerly Kloof) an unlawful and unprotected strike started on 29 August before being resolved on 5 September, resulting in the loss of 7 production days during the quarter. Employees at the mine resumed their unlawful strike action on 14 October and only returned to work on 6 November resulting in an additional 23 days lost production in the December quarter, giving a total of 30 days lost over the period of the strike at the East section. At KDC West (formerly Driefontein), employees engaged in an unlawful and unprotected strike which lasted for 39 days from 9 September to 18 October, and resulted in 12 days of lost production during the September quarter with the balance of 27 days impacting the December quarter. At the North and South sections at Beatrix in the Free State, employees engaged in an unprotected strike lasting 23 days from 24 September to 16 October and at four shaft West section from 21 September to 18 October, a total of 29 days. At this stage it is estimated that KDC and Beatrix have lost approximately 145,000 ounces of gold production during the strike over the September and December quarters, resulting in a loss of revenue of R2.1 billion.

The striking miners cited a number of reasons for their unlawful and unprotected actions, ranging from administrative to wage and salary issues. However, the most common thread to the demands amongst our employees' at all three mines appears to relate to some dissatisfaction with the performance of the branch leadership of the National Union of Mineworkers (NUM).

Our strategy in dealing with the strikes focused in the first instance on maintaining the peace in a volatile environment and then on continuously engaging with the officially recognised unions, in particular the NUM, as it endeavoured to return its members to work. At the same time we communicated to the striking workers the unlawful and unprotected nature of their actions. Together with other gold mining companies Gold Fields also refused to compromise on the terms of the existing two-year Collective Wage Agreement between the industry and trade unions, which remains in force through to the end of June 2013. However, through the Chamber of Mines, we have agreed with the trade unions to an earlier implementation of a number of provisions of the 2011 Collective Agreement that were agreed to by all parties, culminating in an adjustment to wages in the relevant bargaining units of around 3 per cent or R150 million per annum relating to changes to job grades and entry level wages. In addition, the gold mining companies, trade unions and government have set up a working group for a wide-ranging review of working practices, productivity improvements and socio-economic conditions in the gold mining industry, which will feed into the next round of wage negotiations.

The two months of unlawful and unprotected strike action, in which about 29,000 of our employees participated, has had a significant impact on the financial viability of some of our shafts and this, coupled with continued above-inflation wage increases, sharply escalating electricity tariffs, other rising input costs and other potential imposts from the recent "SIMS" review, is increasing the risk of a significant restructuring of our South African operations in the near to medium-term.

On a positive note, at South Deep a landmark agreement implementing a new operating model was reached between the NUM and Gold Fields on 2 October 2012. This brought to an end the long-standing tensions between management and the NUM as the agreement deals with the bulk of issues that caused previous disputes with the union. As a consequence, the Section 189 notice issued to the NUM on 2 August 2012 was withdrawn. The agreement, will result in upfront costs to South Deep of approximately R170 million to cancel existing allowances and to migrate to a 24-hour, 7-day week operation, in line with mechanised underground operations across the world. It should however lead to more productive working arrangements, a bonus system that will more appropriately reward employees who achieve production targets and improved alignment to the business. Competitive grading and compensation systems will also be implemented under the new operating model.

Capital infrastructure programmes at South Deep continue to meet key delivery dates in support of the build-up to a run-rate of 700,000 ounces per annum by the end of 2015. The ventilation shaft deepening project remains on track for commissioning in the December 2012 quarter and the additional rock hoisting capability is set to ramp-up to a nameplate capacity of 195,000 tonnes per month by December 2013. This, together with the existing Main shaft capacity of 175,000 tonnes per month, is expected to be adequate to sustain production supplies of 330,000 tonnes per month to the mill. The gold plant expansion from 220,000 tonnes per month to 330,000 tonnes per month is under final construction, with commissioning planned before the end of the year, three years ahead of full production.

The international regions had a solid operational quarter, contributing 424,000 attributable gold-equivalent ounces, similar to the 425,000 ounces achieved in the June quarter. This was despite the two-week closure of the heap leach facilities at Tarkwa, in Ghana. Noteworthy has been the improvement at Agnew, in Australia, where gold production improved from 37,000 ounces in the June quarter to 47,600 ounces in the September quarter.

Group unit costs were negatively impacted by lower production, with total cash cost increasing by 8 per cent from US$851/oz to US$916/oz and Notional Cash Expenditure (NCE) rising by 11 per cent from US$1,308/oz to US$1,448/oz.

Turning to our Growth projects, the interim feasibility study at the Chucapaca exploration project in southern Peru, a joint venture of which Gold Fields owns a 51 per cent interest, has to date not delivered robust and acceptable project returns, despite having a large resource base of almost 8 million ounces. Further work will focus on determining different mining and processing size configurations and will include a review of underground versus open pit potential. Consideration has also been given to expanding our exploration drilling horizon of interest. At the Far Southeast project in the Philippines, our main area of focus continues to be the Free Prior Informed Consent ("FPIC") process, which is a forerunner to the granting of the Foreign Technical Assistance Agreement ("FTAA") application submitted last year. This is considered to be the main priority following the announcement in the quarter of an initial inferred resource of 892 million tonnes at 0.7 grams per tonne gold and 0.5 per cent copper for a total of 19.8 million ounces of gold and 4.5 million tonnes of copper. At the Arctic Platinum project in Finland, work to date indicates that the significant resource potential of the Suhanko project of around 7.1 million ounces 2PGE+Au can be supplemented by drilling work undertaken on the Suhanko North deposit, thus adding to the scale and size of the project. Further work, including a second pilot plant study is to be conducted on the Platsol metallurgical process. This pilot plant which allows for the recovery of metals on site, is set to begin early in 2013. A pre-feasibility study is expected to be completed by the end of December 2012, and thereafter a decision will be made whether or not to undertake a feasibility study.

At Damang in Ghana, work on the Damang super-pit has been slowed down and instead a concept study at the higher grade Damang pit cut-back has commenced. This study aims to provide higher-grade feed to the existing plant. This smaller starter project may be more capital-efficient, allowing the significant potential at Damang to be brought to account earlier and incrementally. We are also investigating the feasibility of brownfields projects at our other mines, which are lower risk and more value accretive in the short-term than greenfields ventures. At Tarkwa, work has begun on the feasibility of a second plant to meet the mine's future processing requirements in lieu of the existing heap leach operation. At Cerro Corona in Peru, the feasibility of a sulphide plant expansion is also being investigated."

Stock data			JSE Limited – (GFI)	
Number of shares in issue			Range – Quarter	ZAR96.00 – ZAR114.54
– at end September 2012		728,841,572	Average Volume – Quarter	2,516,738 shares/day
– average for the quarter		728,713,370	**NYSE – (GFI)**	
Free Float		100 per cent	Range – Quarter	US$11.85 – US$13.94
ADR Ratio		1:1	Average Volume – Quarter	4,582,211 shares/day
Bloomberg/Reuters		GFISJ/GFLJ.J		

South African Rand					Key statistics			United States Dollars				
Nine months to		Quarter						Quarter			Nine months to	
Sept 2011	Sept 2012	Sept 2011	June 2012	Sept 2012				Sept 2012	June 2012	Sept 2011	Sept 2012	Sept 2011
80,934	77,767	28,008	26,817	25,232	kg	Gold produced*	oz (000)	811	862	900	2,500	2,602
179,768	226,825	192,997	220,546	243,143	R/kg	Total cash cost	$/oz	916	851	851	879	806
258,884	347,469	274,615	339,046	384,627	R/kg	Notional cash expenditure	$/oz	1,448	1,308	1,212	1,346	1,160
44,415	42,751	14,770	14,339	13,564	000	Tonnes milled/treated	000	13,564	14,339	14,770	42,751	44,415
341,045	424,322	385,684	414,642	439,597	R/kg	Revenue	$/oz	1,655	1,600	1,702	1,644	1,528
353	428	369	423	471	R/tonne	Operating costs	$/tonne	57	52	52	53	51
14,203	15,928	5,655	5,391	5,105	Rm	Operating profit	$m	617	667	804	1,984	2,047
48	47	51	47	45	%	Operating margin	%	45	47	51	47	48
24	18	29	18	13	%	NCE margin	%	13	18	29	18	24
4,422	5,112	2,055	1,606	1,424	Rm	Net earnings	$m	171	198	293	637	637
612	703	284	220	195	SA c.p.s.		US c.p.s.	24	27	40	88	88
4,426	4,977	2,054	1,680	1,200	Rm	Headline earnings	$m	143	207	293	620	638
613	685	284	230	165	SA c.p.s.		US c.p.s.	19	29	40	85	88
4,590	5,467	2,111	1,819	1,477	Rm	Normalised earnings - net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation	$m	177	224	301	681	661
635	752	291	250	202	SA c.p.s.		US c.p.s.	25	30	42	94	92

* All of the key statistics given above are managed figures, except for gold produced which is attributable equivalent production.
All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent) and Cerro Corona in Peru (98.5 per cent).
Gold produced (and sales) throughout this report includes copper gold equivalents of approximately 6 per cent.

Certain forward looking statements

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa, Ghana, Australia, Peru and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour disruptions; availability terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations; and new legislation affecting mining and mineral rights; changes in exchange rates; currency devaluations; inflation and other macro-economic factors, industrial action, temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Safety

The Group's fatal injury frequency rate improved from 0.15 in the June quarter to 0.08 in the September quarter. KDC East and South Deep both achieved three million fatality free shifts in August and September respectively. This is the first time this has been achieved in KDC East's history. Subsequently, KDC East has surpassed one year without any fatal accidents being recorded. South Deep has extended its fatality free period to nineteen months at the time of writing. Despite these encouraging results, three fatalities occurred during the quarter at Beatrix. Two fatalities were tramming related and one was due to a gravity related fall of ground. Management extend their sympathies to the families concerned.

Tarkwa and Cerro Corona continued to report zero lost time injuries (LTI's), with both mines having achieved zero LTI's since September 2011. The Group's lost day injury frequency rate for the quarter regressed from 4.51 to 4.71 and the days lost frequency rate regressed from 234 to 260.

Definitions

Lost Day Injury (LDI) takes into account any injury occurring in the workplace where a person is unable to attend a full shift due to his or her injury at any time following the injury.

Days Lost takes into account the number of days lost due to injuries recorded.

Financial Review
Quarter ended 30 September 2012 compared with quarter ended 30 June 2012

Revenue

Attributable gold production decreased by 6 per cent from 862,000 ounces in the June quarter to 811,000 ounces in the September quarter.

At the South African operations, production decreased by 11 per cent from 437,000 ounces to 387,000 ounces. This decrease in production was mainly due to a fire at KDC's Ya Rona shaft (formerly Driefontein 4 shaft), illegal strike action at KDC East and West, and a slightly lower grade mined at South Deep.

Attributable gold production at the West African operations decreased by 3 per cent from 193,000 ounces to 188,000 ounces, largely due to a temporary suspension of the heap leach operations at Tarkwa. Attributable equivalent gold production at Cerro Corona in Peru, decreased by 2 per cent from 84,000 ounces to 82,000 ounces, largely due to a lower milling rate because of the harder ore currently being processed. At the Australian operations, gold production increased by 4 per cent from 148,000 ounces to 154,000 ounces, reflecting the increase in higher grade underground ore mined and produced at Agnew.

At the South Africa region, gold production at KDC decreased by 15 per cent from 279,600 ounces (8,698 kilograms) in the June quarter to 238,300 ounces (7,411 kilograms) in the September quarter. At Beatrix, gold production decreased by 3 per cent from 79,600 ounces (2,477 kilograms) to 77,600 ounces (2,415 kilograms). At South Deep, gold production decreased by 8 per cent from 77,800 ounces (2,420 kilograms) to 71,300 ounces (2,217 kilograms).

At the West Africa region, managed gold production at Tarkwa decreased by 4 per cent from 176,300 ounces to 169,400 ounces. At Damang, gold production increased by 4 per cent from 38,200 ounces to 39,900 ounces.

At the South America region, total managed equivalent gold production at Cerro Corona decreased by 3 per cent from 84,900 equivalent ounces in the June quarter to 82,700 equivalent ounces in the September quarter.

At the Australasia region, St Ives' gold production decreased by 4 per cent from 111,200 ounces to 106,600 ounces. At Agnew, gold production increased by 28 per cent from 37,200 ounces to 47,600 ounces.

The average quarterly US dollar gold price achieved increased by 3 per cent from US$1,600 per ounce in the June quarter to US$1,655 per ounce in the September quarter. The average rand gold price increased by 6 per cent from R414,642 per kilogram to R439,597 per kilogram, while the average Australian dollar gold price decreased marginally from A$1,600 per ounce to A$1,591 per ounce due to the stronger Australian dollar. The average Rand/US dollar exchange rate weakened by 2 per cent from R8.06 in the June quarter to R8.26 in the September quarter. The average Rand/Australian dollar exchange rate weakened by 5 per cent from R8.16 to R8.56. The average Australian/US dollar exchange rate strengthened by 3 per cent from A$1.00 = US$1.01 in the June quarter to A$1.00 = US$1.04 in the September quarter.

As a result of the above mentioned factors, revenue increased marginally from R11,364 million to R11,395 million, but decreased in dollar terms from US$1,408 million to US$1,380 million due to the weaker rand.

Operating costs

Net operating costs increased by 5 per cent from R5,973 million (US$740 million) in the June quarter to R6,290 million (US$763 million) in the September quarter. This increase in net operating costs, together with the decrease in production, resulted in an increase in total cash cost of 10 per cent from R220,546 per kilogram to R243,143 per kilogram. In US dollar terms, total cash cost increased by 8 per cent from US$851 per ounce to US$916 per ounce. Refer to the total cash cost reconciliation on page 27 for more detail.

At the South Africa region, net operating costs increased by 7 per cent from R3,346 million (US$415 million) to R3,592 million (US$436 million). This increase was due to two months of significantly higher winter tariffs (approximately 60 per cent to 65 per cent higher than summer tariffs) compared with only one month in the June quarter as well as the average annual wage increase of 9.4 per cent, effective from 1 July 2012. Total cash cost increased by 19 per cent from R248,503 per kilogram (US$959 per ounce) to R296,205 per kilogram (US$1,115 per ounce) due to the lower production and increased costs.

At the West Africa region, net operating costs increased by 2 per cent from US$152 million (R1,224 million) to US$155 million (R1,274 million). This increase was due to a lower quarter on quarter build-up of gold inventory, mainly at the

South heap leach facility at Tarkwa. Total cash cost at the West African operations increased by 4 per cent from US$722 per ounce in the June quarter to US$754 per ounce in the September quarter due to the decrease in production and the increase in costs.

At Cerro Corona in South America, net operating costs increased by 6 per cent from US$35 million (R282 million) to US$37 million (R302 million). This was due to an increase in tonnes mined, an increase in plant repair costs and an increase in the statutory workers participation in profits. Total cash cost decreased by 2 per cent from US$482 per ounce in the June quarter to US$474 per ounce in the September quarter due to the increase in gold equivalent ounces sold.

At the Australasia region, net operating costs decreased by 4 per cent from A$137 million (R1,122 million) to A$131 million (R1,122 million). This was mostly at St Ives due to a decrease in mining volumes at the open pits in the September quarter. Total cash cost for the region decreased by 8 per cent from A$910 per ounce (US$922 per ounce) to A$839 per ounce (US$870 per ounce) mainly due to the increase in production at Agnew.

Operating margin

Operating profit decreased by 5 per cent from R5,391 million (US$667 million) in the June quarter to R5,105 million (US$617 million) in the September quarter due to the increase in net operating costs.

The Group's operating margin decreased from 47 per cent in the June quarter to 45 per cent in the September quarter. The operating margin at the South African operations decreased from 42 per cent to 32 per cent. At the West African operations the operating margin decreased from 56 per cent to 55 per cent. At Cerro Corona in South America, the operating margin was at a record high of 75 per cent compared with 69 per cent in the June quarter and at the Australian operations the operating margin increased from 42 per cent to 47 per cent.

Amortisation

Amortisation increased by 1 per cent from R1,577 million (US$195 million) in the June quarter to R1,591 million (US$193 million) in the September quarter. This increase was in line with the higher volumes mined at Agnew and Damang, partly offset by the lower production at KDC.

Other

Net interest paid increased from R65 million (US$8 million) in the June quarter to R83 million (US$10 million) in the September quarter. In the September quarter, interest paid of R177 million (US$21 million) was partly offset by interest received of R59 million (US$7 million) and interest capitalised of R35 million (US$4 million). This compared with the June quarter interest paid of R154 million (US$19 million), partly offset by interest received of R60 million (US$7 million) and interest capitalised of R29 million (US$4 million). The increase in interest paid was due to an increase in borrowings in South Africa during the September quarter.

The loss on share of results of associates after taxation increased from R98 million (US$12 million) in the June quarter to R144 million (US$18 million) in the September quarter. The September quarter comprised a profit of R19 million (US$2 million) on the Group's interest in Rand Refinery and a loss of R163 million (US$20 million) relating to the ongoing study and evaluation costs at the Far Southeast project (FSE). The loss in the June quarter comprised a profit of R17 million (US$2 million) in Rand Refinery and a loss of

R115 million (US$14 million) at FSE. The increase in the FSE study and evaluation costs in the September quarter was due to increased drilling and on site costs in line with the project schedule.

The gains and losses on foreign exchange related to the conversion of offshore cash holdings into their functional currencies, as well as exchange gains and losses on inter-company loans. The loss of R66 million (US$8 million) in the September quarter compares with a gain on foreign exchange of R8 million (US$1 million) in the June quarter.

The gain on financial instruments of R7 million (US$1 million) in the September quarter compares with a loss of R8 million (US$1 million) in the June quarter. The gain in the September quarter was mainly due to a mark to market gain on Australia's diesel hedge contracted during the quarter. The loss in the June quarter reflects mark to market adjustments on warrants held by the Company.

Share-based payments decreased from R194 million (US$24 million) in the June quarter to R169 million (US$21 million) in the September quarter. The higher charge in the June quarter was due to the year to date net effect of new allocation charges for share-based compensation granted.

Other costs increased from R40 million (US$5 million) in the June quarter to R132 million (US$16 million) in the September quarter. This increase was due to newly legislated rates and taxes on exploration properties in Ghana, an increase in social development expenditure in Peru and increased expenditure on consultants.

Exploration

Exploration expenditure increased from R190 million (US$23 million) in the June quarter to R249 million (US$30 million) in the September quarter due to the timing of expenditure and a reallocation of exploration costs to feasibility and evaluation costs in the June quarter - refer below. Refer to the Growth section on page 13 for more detail on exploration activities.

Feasibility and evaluation costs

Feasibility and evaluation costs, which include Corporate development and strategic project costs and general office costs in the various countries we operate in, decreased from R120 million (US$15 million) in the June quarter to R60 million (US$7 million) in the September quarter. This decrease was mainly due to the timing of expenditure and the reallocation of team project costs from exploration to feasibility and evaluation costs in the June quarter. Refer to the Growth section on page 13 for more detail.

Non-recurring items

Non-recurring income amounted to R94 million (US$12 million) in the September quarter compared with expenses of R135 million (US$17 million) in the June quarter. The non-recurring income in the September quarter included a profit on the disposal of the Groups' interest in GoldQuest Mining Corporation and Atacama Pacific Gold Corporation which amounted to R239 million (US$30 million), partly offset by a loss of R13 million (US$2 million) on the sale of the Groups' interest in Evolution Mining Limited, resulting in a net profit of R226 million (US$28 million). This was further offset by restructuring costs of R80 million (US$10 million) relating to business process re-engineering costs incurred across all the operations and R33 million (US$4 million) incurred at KDC principally on Proto teams to combat the fire at Ya Rona shaft. Non-recurring costs in the June quarter included the impairment of 7.8 million shares in Northam Platinum Limited, which amounted to R73 million (US$9 million), the impairment

of various junior exploration companies amounting to R1 million (US$ nil) and restructuring costs of R62 million (US$8 million).

Royalties

Government royalties decreased from R333 million (US$41 million) in the June quarter to R278 million (US$34 million) in the September quarter. This decrease was mainly at the South African operations due to the lower revenue received on which royalties are calculated.

Taxation

Taxation decreased from R960 million (US$119 million) in the June quarter to R933 million (US$113 million) in the September quarter in line with the lower profit before taxation.

Earnings

Net earnings attributable to owners of the parent amounted to R1,424 million (US$171 million) or 195 SA cents per share (US$0.24 per share) in the September quarter, compared with R1,606 million (US$198 million) or 220 SA cents per share (US$0.27 per share) in the June quarter.

Headline earnings i.e. earnings excluding the after tax effect of asset sales, impairments and the sale of investments, amounted to R1,200 million (US$143 million) or 165 SA cents per share (US$0.19 per share) in the September quarter, compared with R1,680 million (US$207 million) or 230 SA cents per share (US$0.29 per share) in the June quarter.

Normalised earnings - net earnings excluding non-recurring items as well as gains and losses on foreign exchange, financial instruments and share of results of associates after royalties and taxation, amounted to R1,477 million (US$177 million) or 202 SA cents per share (US$0.25 per share) in the September quarter, compared with R1,819 million (US$224 million) or 250 SA cents per share (US$0.30 per share) in the June quarter.

Cash flow

Cash inflow from operating activities decreased from R4,195 million (US$514 million) in the June quarter to R1,449 million (US$172 million) in the September quarter. The decrease in the cash inflow in the September quarter was mainly due to an increase in operating costs and a negative movement on working capital of R2,047 million (US$258 million) quarter on quarter. The negative change in working capital was due to an increase in inventory at the Ghanaian operations, an increase in accounts receivable at Cerro Corona due to timing of concentrate sales receipts and certain prepayments made in Ghana on fleet orders.

Dividends paid of R1,196 million (US$146 million) in the September quarter, included the 2012 interim dividend of R1,169 million (US$143 million) paid to owners of the parent and R27 million (US$3 million) paid to non-controlling interest holders at Tarkwa and La Cima (Cerro Corona). This compares with dividends of R2 million (US$nil) paid to non-controlling interest holders at La Cima in the June quarter.

Cash outflow from investing activities decreased from R3,362 million (US$418 million) in the June quarter to R3,196 million (US$387 million) in the September quarter. The main reason for this decrease was the receipt of R514 million (US$64 million) on the disposal of the Groups' investment in GoldQuest Mining Corporation, Atacama Pacific Corporation and Evolution Mining Limited, partly offset by the purchase of the remaining 40 per cent interest in the Talas project in Kyrgyzstan amounting to R83 million (US$10 million) and an increase in capital expenditure of R302 million (US$28 million). Capital expenditure increased from R3,330 million (US$414 million) in the June quarter to R3,632 million (US$442 million) in the September quarter.

At the South Africa region, capital expenditure increased marginally from R1,463 million in the June quarter to R1,471 million in the September quarter. The majority of this expenditure was spent on ore reserve development (ORD), together with the necessary infrastructure and development costs required in the build-up to full production at South Deep.

At the West Africa region, capital expenditure increased from US$89 million in the June quarter to US$101 million in the September quarter. This increase was mainly at Tarkwa which increased from US$60 million to US$71 million due to the acquisition of additional mining fleet, increased stripping to improve flexibility and water treatment facilities for the heap leach operations. Capital expenditure at Damang was similar quarter on quarter at US$30 million.

In South America, at Cerro Corona, capital expenditure increased from US$21 million in the June quarter to US$25 million in the September quarter. The majority of this expenditure was incurred on the tailings storage facility.

At the Australasia region, capital expenditure increased from A$95 million in the June quarter to A$113 million in the September quarter. At St Ives, capital expenditure increased from A$74 million to A$99 million, with increased expenditure on equipping and development at Hamlet underground mine and Bellerophon open pit, as well as an increase in open pit mining equipment due to the transition to owner mining. Capital expenditure in the September quarter on the transition to owner mining amounted to A$21 million, bringing the total expenditure to date on the project to A$31 million, with a total forecast of A$92 million to finalise the project by 2014. At Agnew, capital expenditure decreased from A$21 million to A$15 million, as the June quarter included the purchase of an additional A$5 million mining fleet. The balance of the expenditure at Agnew was mostly on exploration and the development of Kim underground mine.

Net cash inflow from financing activities decreased from R371 million (US$46 million) in the June quarter to R284 million (US$34 million) in the September quarter and comprised net external loans received and loans received from non-controlling interest holders. The net inflow from external loans received and loans repaid decreased from R327 million (US$41 million) in the June quarter to R187 million (US$22 million) in the September quarter. Loans received from non-controlling interest holders increased from R34 million (US$4 million) in the June quarter to R95 million (US$11 million) in the September quarter and related to our joint venture partner's contribution of 49 per cent of the capital expenditure on the Chucapaca project. The balance of R2 million relates to the issue of shares.

The net cash outflow of R2,659 million (US$327 million) in the September quarter compared with a net cash inflow of R1,201 million (US$142 million) in the June quarter. After accounting for a positive translation adjustment of R75 million (US$26 million) on offshore cash balances, the cash outflow for the September quarter was R2,584 million (US$301 million). The cash balance decreased from R6,669 million (US$795 million) at the end of June to R4,085 million (US$494 million) at the end of September.

Notional cash expenditure (NCE)

Notional cash expenditure is defined as operating costs (including general and administration expenses) plus capital expenditure, which includes near-mine exploration and growth capital. NCE is reported on a per kilogram and per ounce basis – refer to the detailed table on page 28 of this report.

Revenue less NCE reflects the free cash flow available to pay taxation, interest, greenfields exploration, feasibility and evaluation costs and dividends.

The NCE margin is defined as the difference between revenue per ounce and NCE per ounce expressed as a percentage.

The Group NCE, which includes capitalised project costs increased from R339,046 per kilogram (US$1,308 per ounce) in the June quarter to R384,627 per kilogram (US$1,448 per ounce) in the September quarter. This increase was as a result of the higher operating costs and capital expenditure together with the decrease in production. The NCE margin for the Group decreased from 18 per cent in the June quarter to 13 per cent in the September quarter.

NCE per ounce from existing operations increased from R333,854 per kilogram (US$1,288 per ounce) in the June quarter to R380,229 per kilogram (US$1,432 per ounce) in the September quarter. The NCE margin from existing operations decreased from 19 per cent in the June quarter to 14 per cent in the September quarter due to the higher NCE in the September quarter.

NCE per ounce for capital projects decreased from R5,192 per kilogram (US$20 per ounce) in the June quarter to R4,398 per kilogram (US$16 per ounce) in the September quarter. Actual expenditure for the September quarter at Chucapaca (51 per cent), the Damang Super-pit and APP amounted to R57 million (US$7 million), R26 million (US$3 million) and R15 million (US$2 million) respectively.

At the South Africa region, NCE per kilogram increased from R353,733 per kilogram (US$1,365 per ounce) to R420,335 per kilogram (US$1,583 per ounce) due to the decrease in production and higher operating costs. The NCE margin decreased from 16 per cent in the June quarter to 4 per cent in the September quarter due to the higher NCE partly offset by the higher gold price. NCE excluding the funding of South Deep increased from R319,257 per kilogram (US$1,232 per ounce) to R384,877 per kilogram (US$1,449 per ounce). The NCE margin excluding South Deep halved from 24 per cent to 12 per cent quarter on quarter.

At the West Africa region, NCE per ounce increased from US$1,169 per ounce in the June quarter to US$1,234 per ounce in the September quarter due to the higher capital expenditure and lower production. The NCE margin decreased from 28 per cent to 25 per cent due to the higher NCE in the September quarter.

At the South America region, NCE per ounce increased from US$708 per ounce in the June quarter to US$829 per ounce in the September quarter due to the increase in operating costs and capital expenditure. The NCE margin at Cerro Corona, however, increased from 48 per cent to 52 per cent due to the higher gold price received partly offset by the higher NCE in the September quarter.

At the Australasia region, NCE per ounce increased from A$1,548 per ounce (US$1,567 per ounce) in the June quarter to A$1,586 per ounce (US$1,644 per ounce) in the September quarter due to an increase in capital expenditure. The NCE margin decreased from 3 per cent in the June quarter to less than 1 per cent in the September quarter due to the higher NCE in the September quarter.

Balance sheet

Net debt (long-term loans plus the current portion of long-term loans less cash and deposits) increased from R11,457 million (US$1,366 million) at the end of June to R13,982 million (US$1,691 million) at the end of September.

Operational review

Cost and revenue optimisation initiatives through Business Process Re-engineering (BPR)

The BPR process, which commenced during the second half of 2010, continues to review all operational production processes and associated cost structures from the stope to the mill. New business blueprints and appropriate organisational structures were implemented to support sustainable gold output at an NCE margin of 20 per cent in the short to medium term and 25 per cent in the long-term from our existing operations.

South Africa region

BPR initiatives are planned to deliver savings of approximately R500 million over the next two years. BPR savings realised during the September quarter were largely distorted by the fire at KDC West's Ya Rona shaft and the illegal industrial action.

Initiatives for improving quality mining and increasing productivity are ongoing and include safety initiatives to improve compliance and behaviour, together with a focus on face length optimisation and labour planning to provide the correct skills mix. It also includes a focus on quality blasts to improve blasting frequency i.e. full panel blasting, full face advance and a product size which is optimal in achieving a good milling result. Initiatives also include leadership training to ensure people skills are developed and optimised, and a drive for compliance to procedures and processes.

At KDC, the September quarter was a challenging one due to the severe impact of the Ya Rona fire and the strikes at KDC East and more significantly at KDC West. As a result, KDC could not continue the positive momentum achieved in the previous quarter. The closure of Ya Rona for the entire quarter due to the fire impacted the availability of workplaces and the corresponding face-length mined decreased by 1 per cent compared with the June quarter.

Notwithstanding these setbacks, underlying trends remain strong and the positive momentum created by the Shaft Full Potential (SFP) programme during the first half of 2012 is clearly visible. In particular, safety performance continued to improve across the mine and KDC East performed well on production, matching the September 2011 quarter despite the impact of the fire and strike. Crew productivity, one of the key focus areas for SFP, only decreased by 2 per cent compared with the same quarter last year, despite the strikes at KDC East and West.

The mechanisation of development ends at the long-life shafts of KDC and Beatrix (South Deep is already mechanised) is aimed at improving safety and productivity, reducing development costs and increasing ore reserve flexibility through higher monthly development advance rates. Having achieved 98 per cent of flat-end development metres advanced at long-life shafts, this project is largely completed. The drill rigs operating on the long-life shafts at Beatrix and KDC achieved an average rate of 34 metres per rig per month in the September quarter. This is lower than the 39 metres achieved in the June quarter due to the fire at Ya Rona shaft and the illegal industrial action.

Progress against the Mine Health and Safety Council (MHSC) milestone, that no machine or piece of equipment, such as pneumatic development rock drills, pneumatic stope rock drills, hydropower rock drills and drill rigs, fans and winches, may generate a sound pressure level in excess of 110dB (A) after December 2013, is ongoing. The number of measurements expressed as a percentage of noise measurements of machinery and equipment emitting noise in excess of 110dB (A) increased from zero in the June quarter to 0.9 per cent of readings for the September quarter. Silencing of equipment is ongoing, with continued focus on replacing blocked and/or damaged silencers on machines. A further measure to identify sound pressures above 85dB (A) has been introduced and currently the percentage of employees exposed above this level is 64.6 per cent. This measurement is without ear protection. Studies indicate that with the proper use of currently available ear protection devices no employee will be subject to a sound pressure level in excess of 85dB (A). A project to measure exposure whilst using hearing protective devices to provide further verification was started in September. Not enough readings have been taken to reach a definite conclusion.

The Group continues to pursue best practice in the area of dust control in accordance with the MHSC. In order to improve upon dust exposure targets, the Group is targeting the following core initiatives:

- Building health rooms at the training centres to coach employees on potential exposures and wearing of respiratory personal protective equipment – 80 per cent completed;
- Using foggers, a water mist spray system, to trap dust particles liberated in haulages and tipping points to prevent dust from entering the main air stream;
- Installing dual stage tip filter units, where the filters are equipped with an additional layer of filtration material to improve the efficiency of old technology filter bags in order to increase dust filtration;
- Managing the opening and closing of ore transfer chutes between levels so that they remain closed when not in use to reduce airborne dust entering the work place;
- Treating footwalls in haulages with binding chemicals sprayed from a specially designed car pulled by a loco to prevent dust from being liberated into intake airways; and
- Analysing individual filters to assist in determining exposure levels.

West Africa region

Tarkwa

BPR initiatives are ongoing. The major BPR projects for 2012 include:
- Commissioning and integration of the secondary crusher at the CIL plant. This is expected to achieve a 5 per cent improvement in the milling rate from 950,000 tonnes per month to 1 million tonnes per month. The secondary crusher was commissioned in the March quarter. The planned ramp-up of the secondary crusher was slightly above plan at 77 per cent of nameplate capacity for the September quarter. It is expected that the crusher will operate at full capacity from the December quarter;
- Waste strip acceleration is planned by way of the implementation of a larger sized load and haul fleet, which will make up around 20 per cent of the total fleet once commissioned. The resultant flexibility is designed to ensure a continuous ore supply to the plant, which could increase the annual mining volume by as much as 10 per cent. Commissioning of the larger sized load and haul fleet is scheduled for the December quarter; and
- The construction and commissioning of an in-pit satellite fuel depot. The benefits include shorter haul distances for re-fueling, fuel consumption cost savings and improved

productivity. Commissioning will be completed during the December quarter. This initiative is expected to deliver approximately US$30 million in cost savings over the life of mine.

Damang

BPR initiatives are ongoing. The major BPR projects for 2012 include:

- Continued savings from owner mining and maintenance initiatives implemented in early 2011;
- The implementation of an additional shift which is providing flexibility to accelerate waste stripping and increase mining volumes to ensure a continuous ore supply to the plant. The new shift has also improved utilisation of mining equipment. Implementation was completed in the March quarter with full productivity benefits achieved from the June quarter onwards; and
- Optimisation of the plant circuit to achieve the maximum recovery rate under current blend conditions. This includes a pre-leach thickener to improve the control of the circuit's water balance and increase the efficiency of the cyclones by way of an in-line leach reactor to maximise gravity gold recovery, thereby improving overall recoveries. An additional CIL leach tank is also being added to the circuit to create flexibility and allow current tanks to be fully refurbished. Once all eight tanks are fully operational recoveries are expected to improve due to increased residence time and circuit reliability. These projects are scheduled to be completed in the December quarter.

The introduction of owner mining has resulted in a decrease in mining costs from US$4.35 per tonne, which was the contractor cost per tonne prior to conversion to owner mining (2010), to US$3.43 per tonne before adjusting for the effect of inflation. Added to this, the additional shift has resulted in an increase in tonnes mined from approximately six million tonnes per quarter to eight million tonnes per quarter, reducing costs further from US$3.43 per tonne to US$3.19 per tonne mined (year to date). As a result, based on year to date tonnages, benefits of US$32 million have been achieved, of which US$5 million accrued in the September quarter. This compares to the cost of the owner mining conversion of US$55 million.

Australasia region

St Ives

BPR initiatives are ongoing. The major BPR projects for 2012 include:

- Implementation of the physicals and mining equipment management system (Pitram) continued through the September quarter. The project deliverables are to improve the management of the mining fleet, integrate production information and simplify production reporting.
  - There are two key elements to this project; Mining Physicals Reporting and Mine Equipment Management. The Mining Physicals Reporting project goal is to replace the current MRM data base reporting system with the Pitram physicals reporting system by the end of the year. Physicals information has already been fed into the live Pitram system from the end of September 2012. A full reconciliation between the two systems will take place prior to the end of the year.
  - Implementation of the Pitram fleet management system for open pits and underground operations also continued through the September quarter. A pilot exercise gathered important data on trucks and loaders in preparation for the go-live date late in November. Primary objectives from this programme include productivity and efficiency improvements in mining fleets through better real time information on equipment location and status, payload management and equipment availability and utilisation.

- The underground production drilling improvement project continued throughout the September 2012 quarter. The intent is to increase drill rig performance and decrease stope dilution through improved drilling accuracy. The total value of this project from improved efficiencies and reduced dilution is estimated at approximately A$7 million per year.

- There are a number of active projects in the ore processing area. These include several recovery improvement projects and an investigation into utilising underground fleet to deliver ore direct to the mill thereby eliminating the contractor, as ore is currently stockpiled near the source and a contractor re-handles the ore to the mill.

- The transition to owner mining in the open pits is creating opportunities to further improve the efficiency of the open pit activities. Value stream mapping and process analysis is being facilitated across all aspects of the open pits to identify improvement opportunities. A number of technical improvement projects have already been identified during the September quarter, primarily in the domain of drill and blast. These are expected to impact positively on mining performance and cost. They will be implemented in the December 2012 quarter.

Agnew

BPR initiatives are ongoing. The major BPR projects for 2012 include:

- Consolidation of Agnew's stores which was completed during September. Benefits from the project are estimated at A$350,000 per annum.
- A project adding a fifth gear to haul trucks to enable faster and more efficient hauling of underground ore directly to the ROM pad is on-going. As a result, re-handling and the related costs have been significantly reduced. Savings of A$514,000 have been achieved in the September quarter and A$941,000 year to date.
- Equipment damage has been an on-going cost and awareness issue. A new more systematic approach to recording, analysing and eliminating equipment damage has been implemented. Life cycle cost benefits are expected to accrue.
- The paste fill optimisation project was implemented during the June 2012 quarter. This project optimised mix ratios, delivery systems and scheduling to rectify a number of incidents whereby paste was not able to be delivered correctly to the underground stopes. There have been no major paste incidents or stoppages since then. However, an on-going effort is made to eliminate minor delays and bottlenecks in the process. As a result, storage pods to increase cement storage capacity have been ordered and should be on site before year-end.

South Africa region

KDC

		Sept 2012	June 2012
Gold produced	- 000'oz	238.3	279.6
	- kg	7,411	8,698
Yield - underground	- g/t	7.2	7.2
- combined	- g/t	3.4	3.6
Total cash cost	- R/kg	297,085	242,596
	- US$/oz	1,119	936
Notional cash expenditure	- R/kg	390,163	311,163
	- US$/oz	1,469	1,201
NCE margin	- %	10	26

Gold production decreased by 15 per cent from 279,600 ounces (8,698 kilograms) in the June quarter to 238,300 ounces (7,411 kilograms) in the September quarter. This decrease was as a result of a fire at Ya Rona shaft (formerly Driefontein 4 shaft) which started at the end of the previous quarter and accounted for approximately 30,000 ounces (900 kilograms) lost production during the quarter. The illegal industrial action accounted for a further 35,000 ounces (1,100 kilograms).

Underground tonnes milled decreased from 1.08 million tonnes in the June quarter to 0.88 million tonnes in the September quarter. The underground yield remained constant at 7.2 grams per tonne. Surface tonnes milled decreased from 1.32 million tonnes to 1.28 million tonnes offset by the yield which increased from 0.7 grams per tonne to 0.8 grams per tonne.

Main development decreased by 18 per cent from 11,600 metres to 9,470 metres and on-reef development decreased by 10 per cent from 1,926 metres to 1,724 metres. The average development value decreased from 2,013 centimetre grams per tonne to 1,723 centimetre grams per tonne.

Operating costs increased by 7 per cent from R2,074 million (US$257 million) to R2,221 million (US$270 million). This increase was evenly split between the annual salary increases of between 9 and 10 per cent for the lower and middle category workers, who comprise around 95 per cent of the workforce, and an increase in electricity costs due to two months of higher winter tariffs compared with one month of higher winter tariffs in the June quarter. This increase was partly offset by a reduction in labour costs due to the illegal strike and lower stores costs in line with the decrease in production. Total cash cost for the quarter increased from R242,596 per kilogram (US$936 per ounce) in the June quarter to R297,085 per kilogram (US$1,119 per ounce) in the September quarter. This increase was due to the increase in costs and the decrease in production.

Operating profit decreased from R1,590 million (US$198 million) in the June quarter to R1,009 million (US$121 million) in the September quarter due to the decrease in production.

Capital expenditure increased from R633 million (US$79 million) to R671 million (US$82 million) mainly due to increased expenditure on technical projects, self-rescue pack replacements and tailings storage facilities, partly offset by lower ore reserve development.

Notional cash expenditure increased from R311,163 per kilogram (US$1,201 per ounce) in the June quarter to R390,163 per kilogram (US$1,469 per ounce) in the September quarter as a result of the lower production and increases in operating costs and capital expenditure. The NCE margin decreased from 26 per cent to 10 per cent due to the higher NCE partly offset by the higher gold price.

Even though the strike has been resolved it is expected to take towards the end of November before full production will be restored as the workforce needs to be acclimatised and making safe procedures, such as additional support and de-stressing the work areas, need to be completed. At this stage we estimate around 116,000 ounces will be lost due to the strike for the year.

With regard to the Ya Rona fire which started on 30 June 2012, preliminary findings regarding necessary improvements, as identified during systems audits conducted at the operations following the incident, have been implemented. These included the review and updating of standards and procedures relating to fire detection and monitoring systems. Following an extensive sealing

programme in the affected area, the fire was officially declared extinguished on 14 August and full production has been restored post quarter end.

Beatrix

		Sept 2012	June 2012
Gold produced	- 000'oz	77.6	79.6
	- kg	2,415	2,477
Yield - underground	- g/t	4.2	4.4
- combined	- g/t	2.7	2.8
Total cash cost	- R/kg	297,019	273,436
	- US$/oz	1,118	1,055
Notional cash expenditure	- R/kg	368,654	347,679
	- US$/oz	1,388	1,342
NCE margin	- %	16	18

Gold production decreased by 3 per cent from 79,600 ounces (2,477 kilograms) in the June quarter to 77,600 ounces (2,415 kilograms) in the September quarter. This was mainly due to a decrease in underground mining grade because of the lower grade areas currently being mined at the North section, which contributes over half of the volume mined.

Underground tonnes milled increased from 543,000 tonnes to 551,000 tonnes, and surface tonnes milled decreased from 351,000 tonnes to 328,000 tonnes. Surface yield was unchanged at 0.3 grams per tonne quarter on quarter.

Main development decreased from 6,117 metres in the June quarter to 4,985 metres in the September quarter and on-reef development decreased from 1,606 metres to 994 metres. The decrease in development metres was incurred as a result of safety related stoppages and the embedding of the new communication system at the North Section to improve safety. The weighted average value of the main reef development decreased from 1,076 centimetre grams per tonne to 998 centimetre grams per tonne as a consequence of the grade variability of the areas being developed.

Operating costs increased from R673 million (US$84 million) to R715 million (US$87 million). This was mainly due to annual wage increases, an increase in underground support and two months of winter electricity tariffs compared with one month in the June quarter. Total cash cost increased from R273,436 per kilogram (US$1,055 per ounce) to R297,019 per kilogram (US$1,118 per ounce).

Operating profit decreased from R374 million (US$46 million) in the June quarter to R341 million (US$41 million) in the September quarter due to the higher operating costs.

Capital expenditure decreased from R188 million (US$23 million) to R176 million (US$21 million). The majority of the capital expenditure was on infrastructure upgrades and ore reserve development.

Notional cash expenditure increased from R347,679 per kilogram (US$1,342 per ounce) to R368,654 per kilogram (US$1,388 per ounce) due to the higher operating costs. The NCE margin decreased from 18 per cent to 16 per cent mainly due to the higher NCE partly offset by the higher gold price.

There was a minimal effect on production in the September quarter stemming from the illegal strike by 9,000 employees as from 21 September. The strike started on the West section (formerly Oryx mine) and spread to the rest of the mine on 24 September. The full complement of strikers returned to work on 18 October after an ultimatum given by management on 16 October. At this stage it is estimated that lost production amounted to around 29,000 ounces, which will be accounted for in the December quarter.

South Deep project

		Sept 2012	June 2012
Gold produced	- 000'oz	**71.3**	77.8
	- kg	**2,217**	2,420
Yield - underground	- g/t	**5.5**	5.8
- combined	- g/t	**3.8**	4.5
Total cash cost	- R/kg	**292,377**	244,215
	- US$/oz	**1,101**	942
Notional cash expenditure	- R/kg	**577,492**	512,934
	- US$/oz	**2,175**	1,979
NCE margin	- %	**(33)**	(21)

Gold production decreased by 8 per cent from 77,800 ounces (2,420 kilograms) in the June quarter to 71,300 ounces (2,217 kilograms) in the September quarter due to a decrease in underground reef delivered to the mill at slightly lower grades.

Total tonnes milled, which included 187,000 tonnes of planned off-reef development, increased from 539,000 tonnes to 590,000 tonnes. Underground reef yield decreased from 5.8 grams per tonne to 5.5 grams per tonne, mainly due to reduced volumes from the high grade long-hole stope mining at 95 3West.

Development increased from 2,952 metres in the June quarter to 3,647 metres in the September quarter mainly due to an increase in off-reef development at 95 3West. The new mine capital development in phase 1, sub 95 level, increased from 887 metres to 1,042 metres and vertical development increased from 57 metres to 108 metres. Development in the current mine areas above 95 level increased from 2,008 metres to 2,497 metres. De-stress mining increased by 3 per cent from 11,851 square metres in the June quarter to 12,213 square metres in the September quarter.

Operating costs increased from R599 million (US$74 million) in the June quarter to R656 million (US$80 million) in the September quarter, mainly due to the annual salary increases, two months of winter electricity tariffs and an increase in stores cost due to the increase in underground mining volumes. Total cash cost increased from R244,215 per kilogram (US$942 per ounce) to R292,377 per kilogram (US$1,101 per ounce) due to the decrease in gold production and the increase in operating cost.

Operating profit decreased from R425 million (US$53 million) in the June quarter to R309 million (US$37 million) in the September quarter as a result of the lower revenue and the increase in operating costs.

Capital expenditure decreased from R643 million (US$80 million) to R624 million (US$76 million). The majority of the expenditure was spent on development, the ventilation shaft deepening and infrastructure, the metallurgical plant expansion, trackless equipment and the full tailings backfill plant.

Notional cash expenditure increased from R512,934 per kilogram (US$1,979 per ounce) in the June quarter to R577,492 per kilogram (US$2,175 per ounce) in the September quarter as a result of the decrease in production and increase in operating cost, partly offset by the decrease in capital expenditure. The NCE margin regressed from a negative 21 per cent to a negative 33 per cent as a result of a higher NCE partly offset by the higher gold price received.

Capital infrastructure programmes continue to meet key delivery dates in support of the build-up to a run-rate of 700,000 ounces per annum by the end of 2015. The ventilation shaft deepening project remains on track for commissioning in the December 2012 quarter and the additional rock hoisting is expected to build to a nameplate capacity of 195,000 tonnes per month by December 2013. This, together with the existing Main shaft capacity of 175,000 tonnes per month, is expected to be adequate to sustain the full production of 330,000 tonnes per month. This capacity will be available two years ahead of full production. The gold plant expansion from 220,000 tonnes per month to 330,000 tonnes per month is under final construction, with commissioning planned before the end of the year, three years ahead of full production.

Middle East, North Africa and Eurasia region

West Africa

Ghana

Tarkwa

		Sept 2012	June 2012
Gold produced	- 000'oz	**169.4**	176.3
Yield - heap leach	- g/t	**0.6**	0.4
- CIL plant	- g/t	**1.4**	1.4
- combined	- g/t	**1.0**	0.9
Total cash cost	- US$/oz	**705**	663
Notional cash expenditure	- US$/oz	**1,122**	1,033
NCE margin	- %	**32**	36

Gold production decreased by 4 per cent from 176,300 ounces in the June quarter to 169,400 ounces in the September quarter due to the temporary suspension of the heap leach operations. Gold Fields received a directive from the Environmental Protection Agency to stop discharging water from the heap leach facilities and treat all water discharges through water treatment facilities to reduce conductivity levels. After agreeing to the construction of two water treatment plants, the temporary suspension was lifted on 9 August. The loss of production during the September quarter is estimated at 15,000 ounces.

Total tonnes mined, including capital stripping, increased from 33.6 million tonnes in the June quarter to 35.9 million tonnes in the September quarter. Ore mined decreased from 5.8 million tonnes to 5.2 million tonnes. Mined grade increased from 1.23 grams per tonne to 1.29 grams per tonne largely due to scheduling. The strip ratio, including capital stripping, increased from 4.8 to 5.9.

The CIL plant throughput increased from 2.81 million tonnes in the June quarter to 2.97 million tonnes in the September quarter due to improved mill availability and overall utilisation. Ramp-up of the secondary crusher also resulted in increased throughput rates. Yield decreased from 1.45 grams per tonne to 1.36 grams per tonne. The CIL plant produced 130,300 ounces in the September quarter compared with 131,400 ounces in the June quarter.

Total feed to the North and South heap leach sections decreased from 3.08 million tonnes to 2.19 million tonnes. Yield increased from 0.45 grams per tonne in the June quarter to 0.56 grams per tonne in the September quarter. The heap leach operation produced 39,100 ounces in the September quarter compared with 44,900 ounces in the June quarter. The decrease was attributable to the temporary suspension of operations, for the reasons described above.

Net operating costs, including gold-in-process movements, increased from US$114 million (R917 million) in the June quarter to US$117 million (R961 million) in the September quarter due to a lower build-up of gold-in-process in the September quarter. Total cash cost increased from US$663 per ounce in the June quarter to US$705 per ounce in the September quarter due to the reduced production.

Operating profit decreased from US$171 million (R1,382 million) in the June quarter to US$164 million (R1,357 million) in the September quarter as a result of the lower revenue and the increase in net operating costs.

Capital expenditure increased from US$60 million (R480 million) in the June quarter to US$71 million (R582 million) in the September quarter, with expenditure on pre-stripping, water treatment facilities and additional mining fleet being the major items.

Notional cash expenditure increased from US$1,033 per ounce in the June quarter to US$1,122 per ounce in the September quarter due to the decrease in production and increase in capital expenditure. The NCE margin decreased from 36 per cent to 32 per cent due to the higher NCE in the September quarter partly offset by the higher gold price.

Damang

		Sept 2012	June 2012
Gold produced	- 000'oz	39.9	38.2
Yield	- g/t	1.1	1.3
Total cash cost	- US$/oz	964	995
Notional cash expenditure	- US$/oz	1,709	1,799
NCE margin	- %	(4)	(11)

Gold production increased by 4 per cent from 38,200 ounces in the June quarter to 39,900 ounces in the September quarter due to the improved operational performance at the process plant. Safety concerns in the southern interface between the Juno and Damang pit cutback (DPCB) together with deteriorating conditions on the East wall remain a constraint to mining volumes, thereby impacting gold production. It is expected that these constraints will remain till mid-2013.

Total tonnes mined, including capital stripping, decreased from 8.9 million tonnes in the June quarter to 8.5 million tonnes in the September quarter. This decrease was because of the curtailment of mining operations at the DPCB during heavy rainfall due to an increase in rockfall incidents during the rainy season, reducing the utilisation of the mining fleet. Ore mined decreased from 1.15 million tonnes to 0.95 million tonnes. The strip ratio increased from 6.8 to 7.9.

Tonnes processed increased from 0.93 million tonnes in the June quarter to 1.09 million tonnes in the September quarter. Despite this increase, the plant is processing below its capacity of 5 million tonnes per annum and will only increase its run rate once maintenance and upgrades to improve the mill feed size and crushing rate, aimed at eliminating constraints, are fully commissioned. Commissioning is expected by the end of the September quarter 2013. As a result, the milling rate was restricted to 4.4 million tonnes per annum to ensure plant reliability. The grind size of the ore was optimised in the September quarter which had the effect of improving gold recovery from 90 per cent to 92 per cent quarter on quarter. Once fully commissioned it is expected that the plant will maintain a throughput rate of approximately 4.9 million tonnes per annum at a recovery of 91 per cent, slightly lower than currently being achieved due to the harder blend of ore anticipated per the mining schedule.

Net operating costs, including gold-in-process movements, were constant at US$38 million (R313 million). Total cash cost decreased from US$995 per ounce to US$964 per ounce as a result of the higher production.

Operating profit increased from US$23 million (R189 million) in the June quarter to US$28 million (R231 million) in the September quarter due to increased revenue.

Capital expenditure increased from US$29 million (R234 million) to US$30 million (R248 million) with the majority of expenditure on pre-stripping, exploration and the acquisition of mining fleet.

Notional cash expenditure decreased from US$1,799 per ounce in the June quarter to US$1,709 per ounce in the September quarter due to the higher production in this quarter. The NCE margin improved from a negative 11 per cent to a negative 4 per cent due to the lower NCE and higher gold price.

The pre-leach thickener which assists the circuit's water balance and the in-line leach reactor which maximises gravity gold recovery are planned for commissioning during the December 2012 quarter. These projects are expected to improve recoveries by around 0.3 per cent and reduce the utlisation of reagents, specifically cyanide. The revised production guidance for 2012 is estimated at approximately 165,000 ounces at a total cash cost of US$930 per ounce and an NCE of US$1,650 per ounce.

South America region

Peru

Cerro Corona

		Sept 2012	June 2012
Gold produced	- 000'oz	41.3	39.8
Copper produced	- tonnes	8,868	9,234
Total equivalent gold	- 000' eqoz	82.7	84.9
Total equivalent gold sold	- 000' eqoz	82.7	81.2
Yield - gold	- g/t	0.8	0.8
- copper	- %	0.6	0.6
- combined	- g/t	1.6	1.6
Total cash cost	- US$/eqoz	474	482
Notional cash expenditure	- US$/eqoz	829	708
NCE margin	- %	52	48
Gold price *	- US$/oz	1,636	1,617
Copper price *	- US$/t	7,648	7,956

* Average daily spot price for the period used to calculate total equivalent gold ounces produced.

Gold produced increased from 39,800 ounces in the June quarter to 41,300 ounces in the September quarter. Copper production decreased from 9,234 tonnes to 8,868 tonnes. Equivalent gold produced decreased by 3 per cent from 84,900 ounces in the June quarter to 82,700 ounces in the September quarter. This decrease was as a result of less tonnes milled during the September quarter, due to the harder material processed in the September quarter and the lower copper price relative to the gold price (price factor) during the quarter. The September quarter price factor was 4.67 compared with 4.92 in the June quarter.

Concentrate with a payable content of 42,090 ounces of gold was sold at an average price of US$1,644 per ounce and 8,760 tonnes of copper was sold at an average price of US$7,045 per tonne, net of treatment and refining charges. Total equivalent gold sales amounted to 82,700 ounces for the September quarter, compared with 81,200 ounces in the June quarter.

Tonnes mined increased from 4.10 million tonnes in the June quarter to 4.37 million tonnes in the September quarter due to changes in the mine schedule. Ore mined increased by 8 per cent from 2.03 million tonnes to 2.19 million tonnes. Gold and copper yields were similar to the June quarter at 0.8 grams per tonne and 0.6 per cent respectively.

Ore processed decreased from 1.67 million tonnes to 1.57 million tonnes. Gold head grade increased from 1.13 grams per tonne to 1.26 grams per tonne and gold recovery decreased from 68.4 per cent to 67.9 per cent. Copper head grade remained constant at 0.68 per cent, with copper recovery increasing from 84.7 per cent to 86.1 per cent.

Operating costs, including gold-in-process movements, increased from US$35 million (R282 million) in the June quarter to US$37 million (R302 million) in the September quarter, mainly due to an increase in tonnes mined, repairs at the process plant and an increase in statutory workers participation in profits. Total cash cost decreased from US$482 per equivalent ounce to US$474 per equivalent ounce mainly due to the increase in ounces sold during September quarter.

Operating profit increased from US$76 million (R615 million) in the June quarter to US$107 million (R881 million) in the September quarter, mainly as a result of higher revenue due to price adjustments resulting from higher forward metal prices.

Capital expenditure increased from US$21 million (R165 million) in the June quarter to US$25 million (R206 million) in the September quarter. The higher expenditure was due to on-going construction activities at the tailings facility.

Notional cash expenditure increased from US$708 per equivalent ounce in the June quarter to US$829 per equivalent ounce in the September quarter. This increase was attributable to higher operating costs and capital expenditure as well as lower equivalent ounces produced. The NCE margin increased from 48 per cent in the June quarter to 52 per cent in the September quarter due to the higher gold price partly offset by the higher NCE in the September quarter.

Australasia region

St Ives

		Sept 2012	June 2012
Gold produced	- 000'oz	106.6	111.2
Yield - heap leach	- g/t	0.3	0.4
- milling	- g/t	2.5	2.7
- combined	- g/t	1.8	2.0
Total cash cost	- A$/oz	890	908
	- US$/oz	922	920
Notional cash expenditure	- A$/oz	1,813	1,561
	- US$/oz	1,879	1,581
NCE margin	- %	(13)	3

Gold production decreased by 4 per cent from 111,200 ounces in the June quarter to 106,600 ounces in the September quarter in line with the current mine schedule.

At the underground operations, ore mined increased from 320,000 tonnes at 5.6 grams per tonne in the June quarter to 354,000 tonnes at 5.4 grams per tonne in the September quarter. This was as a result of increased tonnage from the slightly lower grade Cave Rocks.

At the open pit operations, total ore tonnes mined decreased marginally from 1.21 million tonnes at 1.5 grams per tonne in the June quarter to 1.19 million tonnes at 1.4 grams per tonne in the September quarter. The transition to owner-operator has commenced, with A$21 million of mobile equipment purchased during the quarter and A$31 million expended on the project to date. The total cost of the project is anticipated at A$92 million by completion date in 2014.

Total tonnes processed increased from 1.76 million tonnes at a yield of 2.0 grams per tonne in the June quarter to 1.85 million tonnes at a yield of 1.8 grams per tonne in the September quarter. Throughput at the Lefroy mill increased from 1.19 million tonnes to 1.23 million tonnes, partly offsetting the lower yield which decreased from 2.7 grams per tonne to 2.5 grams per tonne, reflecting the reduced grade milled from all ore sources. Gold production from the Lefroy plant decreased from 104,100 ounces to 100,600 ounces.

At the heap leach facility, tonnes processed increased from 566,000 tonnes at a head grade of 0.69 grams per tonne in the June quarter to 623,000 tonnes at a head grade of 0.68 grams per tonne in the September quarter. However, due to recovery times at the heap leach operation gold production decreased from 7,100 ounces to 6,000 ounces.

Operating costs, including gold-in-process movements decreased from A$103 million (R837 million) in the June quarter to A$96 million (R822 million) in the September quarter. The decrease in costs was due to a smaller drawdown of stockpiles, compared with the June quarter and reduced open pit costs. Total cash cost decreased from A$908 per ounce (US$920 per ounce) to A$890 per ounce (US$922 per ounce) due to the lower operating cost.

Operating profit at A$74 million (R636 million) in the September quarter was similar to the A$76 million (R617 million) recorded during the June quarter.

Capital expenditure increased from A$74 million (R606 million) to A$99 million (R833 million) due to increased expenditure on Bellerophon and Hamlet mine development and infrastructure, as well as the purchase of open pit mobile equipment due to the transition to owner-mining.

Notional cash expenditure increased from A$1,561 per ounce (US$1,581 per ounce) in the June quarter to A$1,813 per ounce (US$1,879 per ounce) in the September quarter due to the increase in capital expenditure and decrease in production. The NCE margin decreased from 3 per cent to a negative 13 per cent as a result of the higher NCE in the September quarter. Once capital, costs and production reach steady state during calendar 2013 the NCE is expected to be maintained at around A$1,250 per ounce.

Agnew

		Sept 2012	June 2012
Gold produced	- 000'oz	47.6	37.2
Yield	- g/t	5.6	4.5
Total cash cost	- A$/oz	727	916
	- US$/oz	754	928
Notional cash expenditure	- A$/oz	1,078	1,507
	- US$/oz	1,117	1,526
NCE margin	- %	32	6

Gold production increased by 28 per cent from 37,200 ounces in the June quarter to 47,600 ounces in the September quarter.

Ore mined from underground increased from 153,000 tonnes at a head grade of 7.9 grams per tonne to 191,000 tonnes at a head grade of 8.5 grams per tonne. This increase in tonnes and grades was mostly from the high grade Kim mine in accordance with the revised mining schedule for the second half of the year.

Tonnes processed increased from 255,000 tonnes in the June quarter to 265,000 tonnes in the September quarter, which included 77,000 tonnes of surface stockpile material processed from Songvang compared with 110,000 tonnes in the June quarter. The combined yield increased from 4.5 grams per tonne in the June quarter to 5.6 grams per tonne in the September quarter reflecting the increase in higher grade underground tonnes. The yield from the Songvang ore was similar quarter on quarter at 1.5 grams per tonne.

Net operating costs, including movements in gold-in-process, were similar to the June quarter at A$35 million (R300 million). Total cash cost decreased from A$916 per ounce (US$928 per ounce) to A$727 per ounce (US$754 per ounce) mainly due to the increased gold production.

Operating profit increased from A$24 million (R199 million) in the June quarter to A$40 million (R341 million) in the September quarter as a result of the 28 per cent increase in gold production.

Capital expenditure decreased from A$21 million (R173 million) in the June quarter to A$15 million (R124 million) in the September quarter. Capital expenditure included A$8 million on underground development and A$5 million on exploration. The decrease in expenditure in the September quarter was due to A$5 million spent on additional mining equipment in the June quarter.

Notional cash expenditure decreased from A$1,507 per ounce (US$1,526 per ounce) in the June quarter to A$1,078 per ounce (US$1,117 per ounce) in the September quarter, as a result of the increased gold production and the lower capital expenditure. The NCE margin increased from 6 per cent to 32 per cent due to the lower NCE.

Quarter ended 30 September 2012 compared with quarter ended 30 September 2011

Group attributable equivalent gold production decreased from 900,000 ounces for the quarter ended September 2011 to 811,000 ounces for the quarter ended September 2012.

At the South African operations, gold production decreased by 10 per cent from 428,300 ounces (13,323 kilograms) to 387,200 ounces (12,043 kilograms). The majority of this decrease was due to the illegal strike at KDC East and West together with the fire at Ya Rona shaft during the September 2012 quarter. KDC's gold production decreased from 279,200 ounces (8,684 kilograms) to 238,300 ounces (7,411 kilograms). Beatrix's gold production decreased from 84,700 ounces (2,636 kilograms) to 77,600 ounces (2,415 kilograms). South Deep's gold production increased from 64,400 ounces (2,003 kilograms) to 71,300 ounces (2,217 kilograms).

At the West African operations, total managed gold production decreased by 11 per cent from 234,400 ounces for the quarter ended September 2011 to 209,300 ounces for the quarter ended September 2012. At Tarkwa, gold production decreased from 180,000 ounces to 169,400 ounces due to the temporary suspension of the heap leach facilities from 16 July to 9 August 2012. At Damang, gold production decreased from 54,300 ounces to 39,900 ounces due to lower grades, as mining in the high grade Damang pit was severely restricted due to safety factors.

In South America, gold equivalent production at Cerro Corona decreased by 12 per cent from 93,900 ounces for the quarter

ended September 2011 to 82,700 ounces for the quarter ended September 2012. This decrease was due to the lower copper price relative to the gold price, as well as lower copper production.

At the Australasia operations gold production decreased by 9 per cent from 168,700 ounces to 154,200 ounces. At St Ives, production decreased from 115,000 ounces to 106,600 ounces due to an increase in low grade surface ore in the September 2012 quarter, replacing higher grade underground ore from Cave Rocks. Agnew's production decreased from 53,700 ounces to 47,600 ounces, as production was negatively affected by poor ground conditions, particularly in the Main Lode area which slowed down production rates.

Income statement

Revenue increased by 3 per cent from R11,060 million (US$1,570 million) to R11,395 million (US$1,380 million). The average gold price increased by 14 per cent from R385,684 per kilogram (US$1,702 per ounce) for the quarter ended September 2011 to R439,597 per kilogram (US$1,655 per ounce) for the quarter ended September 2012. The average Rand/US dollar exchange rate weakened by 17 per cent from R7.05 in the September 2011 quarter to R8.26 in the September 2012 quarter. The average Rand/Australian dollar exchange rate weakened by 15 per cent from R7.44 in the September 2011 quarter to R8.56 in the September 2012 quarter. The average Australian/US dollar exchange rate weakened by 2 per cent from A$1.00 = US$1.06 in the September 2011 quarter to A$1.00 = US$1.04 in the September 2012 quarter.

Net operating costs increased by 16 per cent in rand terms from R5,404 million to R6,290 million, but decreased marginally in dollar terms from US$766 million to US$763 million. The weaker US$ and A$ exchange rates accounted for 42 per cent or R368 million of this increase. Total cash cost for the Group increased from R192,997 per kilogram (US$851 per ounce) to R243,143 per kilogram (US$916 per ounce) due to the lower production and the increase in net operating costs.

At the South African operations, operating costs increased by 15 per cent from R3,131 million for the quarter ended September 2011 to R3,592 million for the quarter ended September 2012. This was due to annual wage increases, a 16.7 per cent electricity tariff increase, increased maintenance costs and normal inflationary increases, partly offset by cost saving initiatives at the operations. Total cash cost at the South African operations increased from R235,780 per kilogram to R296,205 per kilogram as a result of the increase in operating costs and the lower production.

At the West African operations, net operating costs increased by 17 per cent from US$132 million for the quarter ended September 2011 to US$155 million for the quarter ended September 2012. At Tarkwa, net operating costs increased from US$102 million to US$117 million. This was mainly due to annual wage increases of US$2 million, increased power and fuel costs of US$5 million and a US$4 million lower inventory credit in the September 2012 quarter together with an increase in tonnes mined. At Damang, net operating costs increased from US$30 million to US$38 million due to increases in power, fuel and explosives costs as well as an increase in tonnes mined. Total cash cost for the region increased from US$617 per ounce to US$754 per ounce due to the lower production and increased costs.

At Cerro Corona in South America, net operating costs decreased by 10 per cent from US$41 million to US$37 million. Total cash cost decreased from US$494 per ounce to

US$474 per ounce, mainly due to a gold-in-process credit in the September 2012 quarter.

At the Australasia operations, net operating costs decreased by 8 per cent from A$142 million for the quarter ended September 2011 to A$131 million for the quarter ended September 2012. At St Ives, net operating costs decreased by 9 per cent from A$106 million to A$96 million in line with the lower production. At Agnew, net operating costs were similar at A$35 million. Total cash cost for the region was similar year-on-year at A$839 per ounce.

Operating profit decreased from R5,655 million (US$804 million) to R5,105 million (US$617 million) due to the increase in net operating costs.

Share based payments increased from R122 million (US$17 million) to R169 million (US$21 million) due to the net effect of new allocation charges for share-based compensation granted.

Exploration expenditure increased from R189 million (US$27 million) to R249 million (US$30 million) mainly due to timing of expenditure.

Feasibility and evaluation costs increased from R48 million (US$7 million) to R60 million (US$7 million) due to the reallocation of growth and project team costs from exploration expenditure as from the June 2012 quarter.

Non-recurring income amounted to R94 million (US$12 million) in the September 2012 quarter and included profit on the disposal of the Groups' interest in GoldQuest Mining Corporation and Atacama Pacific Gold Corporation which amounted to R239 million (US$30 million). Profits' were partly offset by business process re-engineering costs and costs incurred to combat the fire at KDCs' Ya Rona shaft of R 33 million. This compares with non-recurring costs of R167 million (US$24 million) in the September 2011 quarter which comprised voluntary separation packages, business process re-engineering and restructuring costs at all the operations.

Government royalties decreased from R305 million (US$43 million) for the quarter ended September 2011 to R278 million (US$34 million) for the quarter ended September 2012, mainly due to lower profits at the South African operations.

Taxation decreased from R1,223 million (US$174 million) for the quarter ended September 2011 to R933 million (US$113 million) for the quarter ended September 2012. This decrease was in line with the lower taxable income.

Net earnings attributable to owners of the parent amounted to R1,424 million (US$171 million) for the September quarter 2012 compared with earnings of R2,055 million (US$293 million) for the September quarter 2011.

Normalised earnings – net earnings excluding non-recurring items, gains and losses on foreign exchange, financial instruments and gains or losses of associates after taxation, amounted to R1,477 million (US$177 million) for the quarter ended September 2012 compared with R2,111 million (US$301 million) for the quarter ended September 2011.

Cash flow

Cash inflow from operating activities decreased from R5,057 million (US$717 million) for the quarter ended September 2011 to R1,449 million (US$172 million) for the quarter ended September 2012. This decrease was mainly due to lower profits in the September 2012 quarter, an investment in working capital compared with a release in September 2011 and higher royalties and taxation paid.

Dividends paid increased from R871 million (US$123 million) to R1,196 million (US$146 million).

Cash outflows from investing activities increased from R3,161 million (US$439 million) to R3,196 million (US$387 million). The September 2012 quarter included R514 million (US$64 million) being proceeds on the disposal of the Groups' investment in GoldQuest Mining Corporation, Atacama Pacific Corporation and Evolution Mining Limited. In the September 2011 quarter investing activities included the second payment for the FSE project of R535 million (US$66 million).

Capital expenditure increased from R2,607 million (US$370 million) for the quarter ended September 2011 to R3,632 million (US$442 million) for the quarter ended September 2012. At the South Africa region, capital expenditure increased from R1,266 million to R1,471 million mainly due to the increase in expenditure at South Deep from R492 million to R624 million.

At the West Africa region, capital expenditure increased from US$73 million to US$101 million mainly due to increased capital stripping, fleet acquisition and expenditure on the water treatment facility. In South America, at Cerro Corona, capital expenditure increased from US$17 million to US$25 million mainly due to construction of an additional raise of the tailings facility. At the Australasia region, capital expenditure increased from A$73 million to A$113 million, with the majority of the expenditure on underground development at St Ives, open pit fleet acquisition and a new tailings storage facility.

Net cash inflow from financing activities amounted to R284 million (US$34 million) for the quarter ended September 2012 compared with a net cash outflow of R1,431 million (US$185 million) for the quarter ended September 2011. Loans received increased from R400 million (US$57 million) to R1,780 million (US$215 million) and loans repaid decreased from R1,905 million (US$252 million) to R1,593 million (US$193 million). The borrowings in the September 2012 quarter related to borrowings for the South African operations to fund working capital requirements. The balance in the September quarter includes R95 million loans received from non-controlling interest holders and R2 million relates to the issue of shares.

Loans received from non-controlling interest holders increased from R64 million (US$9 million) for the quarter ended September 2011 to R95 million (US$11 million) for the quarter ended September 2012 and related to Buenaventura's contribution of 49 per cent of the capital expenditure on the Chucapaca project.

The net cash outflow of R2,659 million (US$327 million) in the September 2012 quarter compared with a cash outflow of R406 million (US$30 million) in the September 2011 quarter. After accounting for a positive translation adjustment of R75 million (US$26 million) on offshore cash balances, the cash outflow for the September 2012 quarter was R2,584 million (US$301 million). The cash balance at the end of September 2012 was R4.1 billion (US$494 million) compared with R4.4 billion (US$548 million) at the end of September 2011.

Growth

Gold Fields' vision is to deliver sustainable and high-quality gold production with the base load in South Africa complemented by growth in its three international operating regions: Europe and Africa, Australasia, and the Americas. Gold Fields' focus is on quality of production through maximum total margin and free cash flow.

International Projects

Chucapaca

At the Chucapaca exploration project in the southern Peru, a joint venture by Gold Fields (51%) and Buenaventura (49%), the partners have studied the viability of a large open-pit operation capable of sustaining a 30,000 tonnes per day throughput. A first draft of the feasibility study has been completed and as a result of relatively high capital and operating costs this option would not have delivered acceptable project returns.

Consequently, further study work will have to be performed by the joint venture focusing on value engineering the project to achieve the expected returns. Future work will mainly include the following:
- Analysing different options for mine development, including an underground or a combined open-pit underground operation, and alternative throughput levels;
- Re-establishing exploration to add resource flexibility, once the required permits are granted; and,
- Optimising capital and project operating costs.

The partners reiterate their commitment to unlocking the potential of the Chucapaca project, which will need the support of all stakeholders, particularly the neighbouring communities. Gold Fields has built a close relationship with them and expects to continue working together through this phase of the project.

Far Southeast

A maiden Inferred Mineral Resource, effective 12 September 2012, was announced during the quarter for the Far Southeast deposit. The Mineral Resource is approximately 892 million tonnes at 0.7 grams per tonne gold and 0.5 per cent copper for a total of 19.8 million ounces of gold and 4.5 million tonnes of copper. Lepanto Consolidated Mining Company ("Lepanto") holds a 60 per cent interest and Gold Fields holds a 40 per cent interest in the project.

The Mineral Resource is based on approximately 126,000 metres of historical and Gold Fields drilling. The drilling depth, due to the mountainous nature of the terrain, varies between 700 metres to 1,800 metres below surface, with the average drill spacing around 140 metres by 140 metres. Gold Fields data collection, including drilling, sampling, laboratory analysis, quality assurance and quality control, geological logging and database management, follows industry best practice. Independent audits of data collection and Mineral Resource management were completed as part of Gold Fields' quality management system.

Drilling from underground platforms and surface sites continued throughout the quarter. The underground drilling programme is on schedule, with 21,646 metres drilled in the September quarter. Current drilling is designed to increase Mineral Resource confidence and test potential high-value positions. Surface geotechnical drilling rates increased with the two rigs in operation this quarter, completing 1,534 metres. Access to surface drilling sites has improved following successful community negotiations.

The Foreign Technical Assistance Agreement ("FTAA") application submitted in November 2011 requires Free Prior Informed Consent ("FPIC") of the indigenous people. The FPIC process, suspended at a national level in the June 2012 quarter, recommenced this quarter and is scheduled to be completed in the December 2012 quarter.

Arctic Platinum

Geological and mine planning work at the Suhanko North deposit confirmed a substantial mineral inventory which can be added to the Suhanko project. A maiden Mineral Resource for Suhanko North is scheduled to be released in the December 2012 quarter, with initial indications in line with targeted expectations.

A technical risk review for treating the Suhanko project ore by way of the Platsol technology was completed by an independent panel of experts. This review did not identify any fatal flaws in the process, indicating that this technology could be successfully implemented at the Arctic Platinum project in Finland. Following this positive endorsement, a second Platsol pilot plant study at SGS Lakefield (Canada) is being planned for early 2013. This testing will require 120 tonnes of ore-grade material from the Konttijärvi (80 tonnes), Ahmavaara (20 tonnes) and Suhanko North (20 tonnes) deposits. The objective is to deliver the bulk sample from a 20,000 metres drilling programme over twelve weeks and using five drill rigs.

Additional metallurgical test work and marketing studies are underway to determine optimal processing and downstream product marketing strategies. Base-line studies providing data for the project Environmental Impact Assessment (EIA) also continued and the full schedule for the EIA submission is being finalised.

Damang super-pit

At Damang in Ghana, work on the super-pit has been slowed down and instead a concept study of the cut-back of the original pit (DPCB) is being conducted. This study will investigate mining the high-grade core area to provide higher-grade feed to the existing plant. This smaller starter project could be more capital-efficient, allowing the significant potential at Damang to be brought to account earlier.

Greenfields exploration

In addition to the four resource development projects mentioned above, the greenfields exploration portfolio also consists of four advanced drilling projects – namely Yanfolila, Woodjam, Talas and Salares Norte, together with eleven initial drilling projects, and eight target definition projects in Peru, Chile, Argentina, Ghana, Mali, Canada, USA, Kyrgyzstan, Australia, and the Philippines. During the quarter 39,875 metres were drilled on nine greenfields projects compared with 55,478 metres in the June quarter and 40,947 metres in September 2011 quarter.

Africa

Diamond and reverse circulation drilling (7,159 metres) continued at the Yanfolila advanced drilling project in Mali. The drilling focused on the Gonka, Kosac, and Sanioumale West prospects. The Yanfolila scoping study is being updated with the additional data and a decision on the project is planned during the December 2012 quarter. The "Term de Reference" or project description for the Yanfolila Environmental and Social Impact Assessment was submitted during the quarter. Gold Fields also submitted an application for the consolidation of the three Yanfolila licenses into one exploration permit to facilitate optimal project management and future mining license applications.

Target definition work consisting of geochemical surveys and geological mapping is in progress at the Boako project in Ghana, and over a number of additional concessions within the extensive Kangaré project area in Mali. Studies completed at Asheba identified a mineral inventory which does not satisfy Gold Fields size hurdles and divestment options are being sought.

North America

Diamond drilling continued at the Woodjam advanced drilling project in British Columbia, Canada and three drills are currently active on two of the porphyry copper-gold mineralised centres. This programme will conclude during the December 2012 quarter. Mineral Resource estimates will be updated with the additional data and reported in the next annual declaration. Decisions regarding the future project exploration strategy will be made during the first half of next year.

A follow-up diamond drilling programme was completed at the Toodoggone project in British Columbia during the quarter. Assay results are still being compiled and a decision is likely to be made on this project by December 2012.

Gold Fields continued diamond drilling on the Larder Lake project in Ontario, Canada and two drills are currently active. This programme will continue through the winter and is scheduled for completion by the end of March 2013.

Following the receipt of poor results from the initial drilling programme completed in June 2012 at the Marble Mountain project in Ontario, no further work is planned.

South America

Based on encouraging results from the Salares Norte project in Chile last season, the project has been promoted to advanced drilling status. Camp, drill, and personnel mobilisation was completed in September 2012 and drilling commenced on 1 October 2012. This drilling programme will continue until the end of the Andean summer field season in June 2013.

A second phase of initial drilling is scheduled to begin at the Taguas project in Argentina during the December 2012 quarter.

Results from two initial drilling projects in southern Peru were not encouraging and a decision has been made to partially divest portions of these extensive property holdings.

Australasia

Drilling continued on the Myall and Wellington North projects in the East Lachlan region of New South Wales, Australia. Both of these programmes are expected to be completed during the December 2012 quarter and decisions will be made on the way forward based on these results. Two new joint venture agreements were signed with Straits Resources Ltd. on their Blayney and Cheesmans Creek projects in the East Lachlan region. Field work will commence on these promising areas during the December 2012 quarter.

At the Guinaoang project in the Philippines, negotiations continued with the landowners, communities, and local governments for access to commence drilling. This process is expected to conclude and allow a programme start-up in the December 2012 quarter.

During the quarter, Gold Fields purchased the remaining 40 per cent interest in the Talas advanced drilling project in Kyrgyzstan from Orsu Metals Inc. Diamond drilling continued and results have been encouraging. The Mineral Resource estimate and scoping study will be updated with the new data and a decision is expected during the first half of 2013.

Near mine exploration

Gold Fields completed 100,323 metres of drilling this quarter on near mine projects adjacent to the active Gold Fields international operations. This compares to 110,456 metres completed in the June 2012 quarter, and 107,460 metres in the September 2011 quarter.

The majority of drilling activities were completed at St Ives with 66,544 metres of diamond, reverse circulation and aircore drilling completed in the quarter. Gold Fields announced the discovery of a new shallow prospect, Invincible, during the quarter. Exploration potential has already been defined as mineralisation over one kilometre strike to a depth of 200 metres, remaining open both along strike and at depth. The Invincible discovery represents the first occasion high grade mineralisation has been identified in this new corridor adjacent to the main Central Corridor historically mined at St Ives. It opens up a considerable new exploration search space in the district. Drilling is now focused on increasing the confidence of the identified mineralised zone to report a maiden mineral resource estimation by year end.

Also in Australia, drilling continued at Agnew on the High Grade Shoots project at the Waroonga mine. Almost 7,000 metres of directional surface diamond drilling completed during the quarter has continued to define the plunge continuity on the Hastings, Fitzroy, and Bengal shoots, as well as identifying extensions to the Link Zone, which appears to be coalescing with the main Kim shoot at depth. Work commenced on producing a first mineral resource estimation and evaluation of mining potential, planned to be completed by year end.

In Ghana, exploration at Damang commenced on a framework diamond drilling programme on high priority targets in the Bonsa Hydrothermal project. Highly prospective structural targets were defined in this area during a major reinterpretation exercise completed in 2012. Drilling is targeting hydrothermal mineralisation similar in style to the main Damang deposit. Other activities have been slowed down allowing the mineral resource models outside of the main Damang super-pit model to be updated.

In Peru, at Cerro Corona, drilling continued on the Corona Deep programme, completing 4,186 metres of the planned 7,300 metres campaign. Targeting potential depth extensions below the current planned open pit limits, drilling has intersected porphyry mineralisation to depths of up to 600 metres below current design. A full evaluation of the mining potential will be completed on receipt of all assays in the March 2013 quarter.

Corporate

South Deep operating model

On 2 October 2012, a formal agreement was reached with the National Union of Mine Workers (NUM) to implement a new operating model at South Deep. As a result, the Section 189 notice issued to NUM on 2 August 2012 was withdrawn. This model was previously agreed to by UASA. This new model will secure current jobs and is aimed at improving productivity, allowing the mine to create an additional 400 full time positions.

A key element of the agreement will introduce full calendar operations (FULCO) and increase production time per day by five hours. In addition, South Deep will have seven more production days per year. Employees will on average work 50 days less per year. A new bonus system will be introduced providing significant incentives for improved performance.

Competitive grading and compensation systems will also be implemented under the new operating model. This agreement has resolved all outstanding and unresolved issues with the NUM dating back to the strike in 2010, and is reflective of our desire to establish South Deep as a world class mine for the next 50 years and more, to the benefit of all its stakeholders.

Silicosis

On 21 August 2012, a court application was served on Gold Fields and various of its subsidiary companies on behalf of three individual applicants purporting to represent a class of mine workers who were previously employed by or who are employees of Gold Fields and who allegedly contracted occupational lung diseases (the class).

This is an application in terms of which the court is asked to certify a class action to be instituted by the applicants on behalf of the class. According to the applicants, this is the first and preliminary step in a process, where if the court were to certify the class action, the applicants will, in a second stage, bring an action wherein they will attempt to hold Gold Fields liable for the occupational disease and the resultant consequences. The applicants contemplate in the second stage dealing with what they describe as common legal and factual issues regarding the claim arising for the entire class. If the applicants are successful in the second leg, they envisage that individual members of the class could later submit individual claims for damages against Gold Fields. The application does not identify the number of claims that will be instituted against Gold Fields or the quantum of damages the applicants may seek.

Gold Fields has filed a notice of its intention to oppose the application. Gold Fields and its lawyers are engaging with the applicants' lawyers to try and establish a court sanctioned process to agree timelines on procedural issues indicated and specifically the date by which Gold Fields must file its papers opposing the application.

2012 Strategic portfolio review

Gold Fields has concluded its 2012 strategic portfolio review of all operating assets as well as brownfields and greenfields projects. The purpose of the review was to maximise cash generation and shareholder returns through a more rigorous analysis of operating costs, capital expenditures and production levels.

The outcomes of the review will have a significant impact on Gold Fields' strategy going forward and include the implementation of the following broad principles:

- A more rigorous focus on value creation and cash returns and not an undue focus on production levels;
- Ensuring that dividends have the first call on cash flows at between 25 per cent and 35 per cent of normalised earnings;
- A critical review of declining and/or low margin assets;
- Deploy scarce capital only on projects, brownfields or greenfields, that provide the best risk-weighted returns;
- No M&A heroics while seeking opportunistic opportunities to acquire producing assets where the path to value is clear; and
- Maintaining the focus on gold and international diversification.

These changes are in the process of being implemented and specific outcomes will be communicated to the market as notable changes are made.

Outlook

Production in the September quarter was negatively impacted by the following:
- unlawful strike action at KDC and Beatrix which resulted in a loss of 35,000 ounces;
- the fire at KDC which reduced production by approximately 30,000 ounces; and
- the temporary suspension of the heap leach facilities at Tarkwa which resulted in a loss of 15,000 ounces.

As a result of the factors described above, and further lost production at KDC and Beatrix due to the prolonged illegal strike which was finally resolved on the 6 November, attributable gold production for the year ending December 2012 is expected to be no more than 3.3 million equivalent ounces.

For the year ending December 2012, total cash cost is estimated to be approximately 4 per cent higher at US$895 per ounce (R236,000 per kilogram) and NCE, excluding capitalised growth projects, is estimated to be approximately 5 per cent higher at US$1,370 per ounce (R360,000 per kilogram) when compared with the guidance provided in February. The capital projects group is anticipating spending approximately US$20 per ounce on realisation costs of projects, including drilling, feasibility studies and early-work capital expenditure on our advanced projects. This is well below the original estimate of between US$50 per ounce and US$70 per ounce due to the timing of expenditure and deferrals to ensure project optimisation. These estimates are based on an average exchange rate of R/US$8.80 and R/A$9.10 for the remainder of the year. Unit costs vary quarter on quarter depending upon the timing of capital expenditure, seasonal electricity tariffs and production variations due to statutory holidays.

The above is subject to safety performance which limits the impact of safety-related stoppages and the forward looking statement on pages 2 and 31.

Basis of accounting

The unaudited condensed consolidated financial information is prepared in accordance with IAS 34 Interim Financial Reporting and South African Statements and Interpretations of Statements of Generally Accepted Accounting Practice (AC 500 series).

The accounting policies and disclosure requirements used in the preparation of this report are consistent with those applied in the previous financial year except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.

N.J. Holland
Chief Executive Officer
26 November 2012

Income statement

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

South African Rand		Quarter		Nine months to	
	September 2012	June 2012	September 2011	September 2012	September 2011
Revenue	11,394.8	11,364.1	11,059.5	33,965.3	29,609.9
Operating costs, net	(6,290.2)	(5,973.1)	(5,404.1)	(18,037.1)	(15,406.7)
- Operating costs	(6,393.1)	(6,067.0)	(5,450.4)	(18,317.4)	(15,660.1)
- Gold inventory change	102.9	93.9	46.3	280.3	253.4
Operating profit	5,104.6	5,391.0	5,655.4	15,928.2	14,203.2
Amortisation and depreciation	(1,591.3)	(1,577.0)	(1,377.4)	(4,690.3)	(3,894.6)
Net operating profit	3,513.3	3,814.0	4,278.0	11,237.9	10,308.6
Net interest paid	(82.5)	(65.0)	(69.0)	(192.2)	(141.4)
Share of results of associates after taxation	(144.1)	(98.1)	5.0	(224.2)	2.3
(Loss)/gain on foreign exchange	(66.2)	7.5	72.2	(124.9)	56.2
Gain/(loss) on financial instruments	6.9	(7.6)	(0.3)	(1.9)	30.7
Share-based payments	(168.9)	(193.8)	(121.6)	(506.4)	(366.1)
Other	(131.8)	(40.3)	(74.3)	(173.2)	(235.2)
Exploration	(248.9)	(189.5)	(188.5)	(730.4)	(540.5)
Feasibility and evaluation costs	(59.7)	(119.6)	(48.0)	(255.4)	(92.5)
Profit before royalties, taxation and non-recurring items	2,618.1	3,107.6	3,853.5	9,029.3	9,022.1
Non-recurring items	93.9	(135.1)	(167.2)	(120.1)	(350.4)
Profit before royalties and taxation	2,712.0	2,972.5	3,686.3	8,909.2	8,671.7
Royalties	(278.3)	(333.1)	(304.5)	(929.5)	(705.5)
Profit before taxation	2,433.7	2,639.4	3,381.8	7,979.7	7,966.2
Mining and income taxation	(933.4)	(959.8)	(1,222.8)	(2,685.0)	(2,869.1)
- Normal taxation	(732.1)	(845.0)	(841.0)	(2,462.1)	(1,961.5)
- Deferred taxation	(201.3)	(114.8)	(381.8)	(222.9)	(907.6)
Net profit	1,500.3	1,679.6	2,159.0	5,294.7	5,097.1
Attributable to:					
- Owners of the parent	1,424.3	1,606.4	2,054.6	5,112.4	4,421.8
- Non-controlling interest	76.0	73.2	104.4	182.3	675.3
Non-recurring items					
Profit on sale of investments	226.2	-	-	226.2	-
Profit/(loss) on sale of assets	0.4	0.7	0.4	2.8	(3.3)
Restructuring costs	(79.9)	(61.9)	(167.4)	(205.1)	(315.0)
Impairment of investments and assets	(1.6)	(73.9)	(0.2)	(92.8)	(1.4)
Other	(51.2)	-	-	(51.2)	(30.7)
Total non-recurring items	93.9	(135.1)	(167.2)	(120.1)	(350.4)
Taxation	39.6	18.6	55.0	76.5	111.0
Net non-recurring items after taxation	133.5	(116.5)	(112.2)	(43.6)	(239.4)
Net earnings	1,424.3	1,606.4	2,054.6	5,112.4	4,421.8
Net earnings per share (cents)	195	220	284	703	612
Diluted earnings per share (cents)	194	220	280	701	605
Headline earnings	1,199.6	1,680.0	2,054.4	4,977.2	4,425.9
Headline earnings per share (cents)	165	230	284	685	613
Diluted headline earnings per share (cents)	163	230	281	682	606
Normalised earnings - net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation	1,476.5	1,819.3	2,111.4	5,466.6	4,589.5
Normalised earnings - net earnings per share excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation (cents)	202	250	291	752	635
Gold sold – managed kg	25,921	27,407	28,675	80,046	86,821
Gold price received R/kg	439,597	414,642	385,684	424,322	341,045
Total cash cost R/kg	243,143	220,546	192,997	226,825	179,768

The unaudited consolidated financial statements for the quarter ended 30 September 2012 have been prepared by the corporate accounting staff of Gold Fields Limited headed by Mrs Tzvet Ilarionova, the Group's Financial Controller. This process was supervised by Mr Paul Schmidt, the Group's Chief Financial Officer.

Income statement
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

United States Dollars		Quarter		Nine months to	
	September 2012	June 2012	September 2011	September 2012	September 2011
Revenue	1,380.0	1,407.5	1,570.3	4,229.8	4,266.6
Operating costs, net	(763.0)	(740.1)	(766.1)	(2,246.2)	(2,220.0)
- Operating costs	(775.5)	(751.8)	(772.5)	(2,281.1)	(2,256.5)
- Gold inventory change	12.5	11.7	6.4	34.9	36.5
Operating profit	617.0	667.4	804.2	1,983.6	2,046.6
Amortisation and depreciation	(192.8)	(195.4)	(195.3)	(584.1)	(561.2)
Net operating profit	424.2	472.0	608.9	1,399.5	1,485.4
Net interest paid	(10.0)	(8.1)	(9.9)	(23.9)	(20.4)
Share of results of associates after taxation	(17.8)	(12.4)	0.7	(27.9)	0.3
(Loss)/gain on foreign exchange	(8.2)	1.1	10.4	(15.6)	8.1
Gain/(loss) on financial instruments	0.9	(0.9)	(0.1)	(0.2)	4.4
Share-based payments	(20.5)	(24.1)	(17.3)	(63.1)	(52.8)
Other	(16.4)	(5.1)	(10.5)	(21.6)	(33.9)
Exploration	(30.2)	(23.2)	(26.7)	(91.0)	(77.9)
Feasibility and evaluation costs	(7.1)	(14.9)	(6.8)	(31.8)	(13.3)
Profit before royalties, taxation and non-recurring items	314.9	384.4	548.7	1,124.4	1,299.9
Non-recurring items	12.0	(16.8)	(23.9)	(15.0)	(50.5)
Profit before royalties and taxation	326.9	367.6	524.8	1,109.4	1,249.4
Royalties	(33.6)	(41.3)	(43.4)	(115.8)	(101.7)
Profit before taxation	293.3	326.3	481.4	993.6	1,147.7
Mining and income taxation	(113.3)	(119.2)	(174.1)	(334.4)	(413.4)
- Normal taxation	(88.2)	(104.5)	(119.7)	(306.6)	(282.6)
- Deferred taxation	(25.1)	(14.7)	(54.4)	(27.8)	(130.8)
Net profit	180.0	207.1	307.3	659.2	734.3
Attributable to:					
- Owners of the parents	170.7	198.0	293.0	636.5	637.0
- Non-controlling interest	9.3	9.1	14.3	22.7	97.3
Non-recurring items					
Profit on sale of investments	28.2	-	-	28.2	-
Profit/(loss) on sale of assets	-	0.1	-	0.3	(0.5)
Restructuring costs	(9.7)	(7.6)	(23.9)	(25.5)	(45.4)
Impairment of investments and assets	(0.1)	(9.3)	-	(11.6)	(0.2)
Other	(6.4)	-	-	(6.4)	(4.4)
Total non-recurring items	12.0	(16.8)	(23.9)	(15.0)	(50.5)
Taxation	4.8	2.3	7.9	9.5	16.0
Net non-recurring items after taxation	16.8	(14.5)	(16.0)	(5.5)	(34.5)
Net earnings	170.7	198.0	293.0	636.5	637.0
Net earnings per share (cents)	24	27	40	88	88
Diluted earnings per share (cents)	23	27	40	87	87
Headline earnings	142.6	207.2	293.0	619.7	637.6
Headline earnings per share (cents)	19	29	40	85	88
Diluted headline earnings per share (cents)	19	29	40	85	87
Normalised earnings - net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation	177.0	224.4	301.1	680.8	661.3
Normalised earnings - net earnings per share excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation (cents)	25	30	42	94	92
South African rand/United States dollar conversion rate	8.26	8.06	7.05	8.03	6.94
South African rand/Australian dollar conversion rate	8.56	8.16	7.44	8.30	7.21
Gold sold – managed oz (000)	833	881	922	2,574	2,791
Gold price received US$/oz	1,655	1,600	1,702	1,644	1,528
Total cash cost US$/oz	916	851	851	879	806

Statement of comprehensive income
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

South African Rand		Quarter		Nine months to	
	September 2012	June 2012	September 2011	September 2012	September 2011
Net profit	1,500.3	1,679.6	2,159.0	5,294.7	5,097.1
Other comprehensive income net of tax	134.9	909.2	1,130.1	673.0	1,616.4
Marked to market valuation of listed investments	(95.3)	(17.2)	(1.5)	(45.0)	2.8
Currency translation adjustments and other	217.7	913.8	1,127.0	700.9	1,609.1
Share equity investee's other comprehensive income	-	-	0.1	-	0.1
Deferred taxation on marked to market valuation of listed investments	12.5	12.6	4.5	17.1	4.4
Total comprehensive income	1,635.2	2,588.8	3,289.1	5,967.7	6,713.5
Attributable to:					
- Owners of the parent	1,578.0	2,351.8	3,185.1	5,640.4	6,037.8
- Non-controlling interest	57.2	237.0	104.0	327.3	675.7
	1,635.2	2,588.8	3,289.1	5,967.7	6,713.5

Statement of comprehensive income
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

United States Dollars		Quarter		Nine months to	
	September 2012	June 2012	September 2011	September 2012	September 2011
Net profit	180.0	207.1	307.3	659.2	734.3
Other comprehensive income/(expenses) net of tax	107.4	(515.2)	(814.8)	(19.9)	(871.4)
Marked to market valuation of listed investments	(12.0)	(2.3)	(0.2)	(5.6)	0.4
Currency translation adjustments and other	117.9	(514.5)	(815.2)	(16.4)	(872.4)
Deferred taxation on marked to market valuation of listed investments	1.5	1.6	0.6	2.1	0.6
Total comprehensive income/(loss)	287.4	(308.1)	(507.5)	639.3	(137.1)
Attributable to:					
- Owners of the parent	277.7	(320.2)	(498.9)	602.5	(207.4)
- Non-controlling interest	9.7	12.1	(8.6)	36.8	70.3
	287.4	(308.1)	(507.5)	639.3	(137.1)

Statement of financial position
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	South African Rand		United States Dollars	
	September 2012	December 2011	September 2012	December 2011
Property, plant and equipment	68,484.8	62,682.8	8,281.1	7,710.1
Goodwill	4,458.9	4,458.9	539.2	548.5
Non-current assets	1,400.2	1,313.3	169.3	161.5
Investments	2,355.5	820.6	284.8	100.9
Deferred taxation	333.7	930.4	40.4	114.4
Current assets	13,768.2	14,076.0	1,664.9	1,731.3
- Other current assets	9,683.2	8,027.0	1,170.9	987.3
- Cash and deposits	4,085.0	6,049.0	494.0	744.0
Total assets	90,801.3	84,282.0	10,979.7	10,366.7
Shareholders' equity	51,780.5	48,061.5	6,261.3	5,911.6
Deferred taxation	9,550.3	9,777.5	1,154.9	1,202.6
Long-term loans	16,456.5	11,062.3	1,989.9	1,360.7
Environmental rehabilitation provisions	3,355.3	3,190.3	405.7	392.4
Post-retirement health care provisions	17.0	16.8	2.1	2.1
Other long-term provisions	104.6	110.0	12.6	13.5
Current liabilities	9,537.1	12,063.6	1,153.2	1,483.8
- Other current liabilities	7,926.3	7,616.5	958.4	936.8
- Current portion of long-term loans	1,610.8	4,447.1	194.8	547.0
Total equity and liabilities	90,801.3	84,282.0	10,979.7	10,366.7
South African rand/US dollar conversion rate			8.27	8.13
South African rand/Australian dollar conversion rate			8.65	8.25
Net debt	13,982.3	9,460.4	1,690.7	1,163.7

Condensed statement of changes in equity
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

South African Rand

	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 31 December 2011	**31,526.3**	**2,065.5**	**13,295.1**	**1,174.6**	**48,061.5**
Total comprehensive income	-	528.0	5,112.4	327.3	**5,967.7**
Profit for the period	-	-	5,112.4	182.3	**5,294.7**
Other comprehensive income	-	528.0	-	145.0	**673.0**
Dividends paid	-	-	(2,846.3)	(28.9)	**(2,875.2)**
Share-based payments	-	506.4	-	-	**506.4**
Transactions with non-controlling interest	-	-	(68.9)	0.7	**(68.2)**
Loans received from non-controlling interest	-	-	-	174.2	**174.2**
Exercise of employee share options	14.1	-	-	-	**14.1**
Balance as at 30 September 2012	**31,540.4**	**3,099.9**	**15,492.3**	**1,647.9**	**51,780.5**

United States Dollars

	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 31 December 2011	**4,597.9**	**(605.6)**	**1,774.8**	**144.5**	**5,911.6**
Total comprehensive (expenses)/income	-	(34.0)	636.5	36.8	**639.3**
Profit for the period	-	-	636.5	22.7	**659.2**
Other comprehensive (expenses)/income	-	(34.0)	-	14.1	**(19.9)**
Dividends paid	-	-	(364.2)	(3.5)	**(367.7)**
Share-based payments	-	63.1	-	-	**63.1**
Transactions with non-controlling interest	-	-	(8.3)	0.1	**(8.2)**
Loans received from non-controlling interest	-	-	-	21.4	**21.4**
Exercise of employee share options	1.8	-	-	-	**1.8**
Balance as at 30 September 2012	**4,599.7**	**(576.5)**	**2,038.8**	**199.3**	**6,261.3**

South African Rand

	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 31 December 2010	**31,560.6**	**(38.3)**	**12,019.8**	**3,080.4**	**46,622.5**
Total comprehensive income	-	1,616.0	4,421.8	675.7	**6,713.5**
Profit for the period	-	-	4,421.8	675.3	**5,097.1**
Other comprehensive income	-	1,616.0	-	0.4	**1,616.4**
Dividends paid	-	-	(1,229.4)	(154.2)	**(1,383.6)**
Share-based payments	-	366.1	-	-	**366.1**
Loans received from non-controlling interest	-	-	-	152.5	**152.5**
Purchase of non-controlling interest	-	-	(4,469.8)	(2,660.9)	**(7,130.7)**
Treasury shares	(81.4)	-	-	-	**(81.4)**
Exercise of employee share options	29.6	-	-	-	**29.6**
Balance as at 30 September 2011	**31,508.8**	**1,943.8**	**10,742.4**	**1,093.5**	**45,288.5**

United States Dollars

	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 31 December 2010	**4,602.7**	**207.4**	**1,640.6**	**456.4**	**6,907.1**
Total comprehensive (expenses)/income	-	(844.4)	637.0	70.3	**(137.1)**
Profit for the period	-	-	637.0	97.3	**734.3**
Other comprehensive expenses	-	(844.4)	-	(27.0)	**(871.4)**
Dividends paid	-	-	(174.9)	(22.2)	**(197.1)**
Share-based payments	-	52.8	-	-	**52.8**
Loans received from non-controlling interest	-	-	-	22.0	**22.0**
Purchase of non-controlling interest	-	-	(657.6)	(391.5)	**(1,049.1)**
Treasury shares	(11.7)	-	-	-	**(11.7)**
Exercise of employee share options	4.3	-	-	-	**4.3**
Balance as at 30 September 2011	**4,595.3**	**(584.2)**	**1,445.1**	**135.0**	**5,591.2**

Statement of cash flows
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

South African Rand	Quarter			Nine months to	
	September 2012	June 2012	September 2011	September 2012	September 2011
Cash flows from operating activities	**1,449.0**	4,194.5	5,056.5	**8,385.7**	10,793.2
Profit before royalties, tax and non-recurring items	**2,618.1**	3,107.6	3,853.5	**9,029.3**	9,022.1
Non-recurring items	**93.9**	(135.1)	(167.2)	**(120.1)**	(350.4)
Amortisation and depreciation	**1,591.3**	1,577.0	1,377.4	**4,690.3**	3,894.6
South Deep BEE dividend paid	**-**	(20.0)	-	**(20.0)**	(21.4)
Change in working capital	**(1,336.0)**	711.0	372.7	**(1,144.0)**	129.9
Royalties and taxation paid	**(1,459.4)**	(1,296.3)	(689.0)	**(4,391.3)**	(2,335.9)
Other non-cash items	**(58.9)**	250.3	309.1	**341.5**	454.3
Dividends paid	**(1,195.9)**	(1.9)	(870.5)	**(2,899.3)**	(1,442.2)
Owners of the parent	**(1,169.0)**	-	(723.6)	**(2,846.3)**	(1,229.4)
Non-controlling interest holders	**(26.9)**	(1.9)	(146.9)	**(53.0)**	(212.8)
Cash flows from investing activities	**(3,196.1)**	(3,362.4)	(3,161.1)	**(10,047.3)**	(14,613.2)
Capital expenditure – additions	**(3,632.3)**	(3,330.0)	(2,607.4)	**(9,612.0)**	(6,961.0)
Capital expenditure – proceeds on disposal	**8.7**	0.9	0.6	**11.3**	17.5
Payment for FSE	**-**	-	(534.6)	**(833.8)**	(534.6)
La Cima non-controlling interest buy-out	**-**	-	-	**(0.1)**	(2,611.0)
Ghana non-controlling interest buy-out	**-**	-	-	**-**	(4,519.7)
Talas non-controlling interest buy-out	**(83.1)**	-	-	**(83.1)**	-
Purchase of investments	**-**	(5.5)	-	**(6.5)**	(0.7)
Proceeds on disposal of investments	**513.9**	4.3	13.3	**522.6**	36.8
Environmental and post-retirement health care payments	**(3.3)**	(32.1)	(33.0)	**(45.7)**	(40.5)
Cash flows from financing activities	**284.2**	371.2	(1,431.3)	**2,399.8**	3,641.7
Loans received	**1,780.0**	6,232.3	400.0	**9,846.1**	7,499.1
Loans repaid	**(1,592.8)**	(5,904.9)	(1,905.2)	**(7,634.6)**	(4,039.5)
Non-controlling interest holders' loans received	**94.8**	33.6	64.0	**174.2**	152.5
Shares issued	**2.2**	10.2	9.9	**14.1**	29.6
Net cash (outflow)/inflow	**(2,658.8)**	1,201.4	(406.4)	**(2,161.1)**	(1,620.5)
Translation adjustment	**75.2**	315.3	496.1	**197.1**	591.4
Cash at beginning of period	**6,668.6**	5,151.9	4,345.0	**6,049.0**	5,463.8
Cash at end of period	**4,085.0**	6,668.6	4,434.7	**4,085.0**	4,434.7
Cash flow from operating activities less capital expenditure – additions	**(2,183.3)**	864.5	2,449.1	**(1,226.3)**	3,832.2

United States Dollars	Quarter			Nine months to	
	September 2012	June 2012	September 2011	September 2012	September 2011
Cash flows from operating activities	**172.3**	514.0	716.5	**1,046.1**	1,549.6
Profit before royalties, tax and non-recurring items	**314.9**	384.4	548.7	**1,124.4**	1,299.9
Non-recurring items	**12.0**	(16.8)	(23.9)	**(15.0)**	(50.5)
Amortisation and depreciation	**192.8**	195.4	195.3	**584.1**	561.2
South Deep BEE dividend paid	**-**	(2.5)	-	**(2.5)**	(3.1)
Change in working capital	**(166.7)**	91.0	54.0	**(142.5)**	18.7
Royalties and taxation paid	**(172.6)**	(168.8)	(102.0)	**(544.9)**	(342.1)
Other non-cash items	**(8.1)**	31.3	44.4	**42.5**	65.5
Dividends paid	**(146.0)**	(0.2)	(122.8)	**(370.7)**	(205.8)
Owners of the parent	**(142.7)**	-	(101.7)	**(364.2)**	(174.9)
Non-controlling interest holders	**(3.3)**	(0.2)	(21.1)	**(6.5)**	(30.9)
Cash flows from investing activities	**(387.2)**	(418.2)	(439.0)	**(1,257.0)**	(2,116.2)
Capital expenditure – additions	**(442.0)**	(414.0)	(370.2)	**(1,197.0)**	(1,003.0)
Capital expenditure – proceeds on disposal	**1.1**	0.1	-	**1.4**	2.5
Payment for FSE	**-**	-	(66.0)	**(110.0)**	(66.0)
La Cima non-controlling interest buy-out	**-**	-	-	**-**	(382.1)
Ghana non-controlling interest buy-out	**-**	-	-	**-**	(667.0)
Talas non-controlling interest buy-out	**(10.0)**	-	-	**(10.0)**	-
Purchase of investments	**-**	(0.7)	-	**(0.8)**	(0.1)
Proceeds on disposal of investments	**64.0**	0.5	1.9	**65.1**	5.3
Environmental and post-retirement health care payments	**(0.3)**	(4.1)	(4.7)	**(5.7)**	(5.8)
Cash flows from financing activities	**33.9**	46.4	(184.5)	**310.3**	549.6
Loans received	**215.2**	793.0	56.7	**1,250.1**	1,084.9
Loans repaid	**(193.0)**	(752.0)	(251.7)	**(963.0)**	(561.6)
Non-controlling interest holders' loans received	**11.4**	4.1	9.1	**21.4**	22.0
Shares issued	**0.3**	1.3	1.4	**1.8**	4.3
Net cash (outflow)/inflow	**(327.0)**	142.0	(29.8)	**(271.3)**	(222.8)
Translation adjustment	**26.2**	(26.9)	(53.3)	**21.3**	(39.2)
Cash at beginning of period	**794.8**	679.7	630.6	**744.0**	809.5
Cash at end of period	**494.0**	794.8	547.5	**494.0**	547.5
Cash flow from operating activities less capital expenditure – additions	**(269.7)**	100.0	346.3	**(150.9)**	546.6

Reconciliation of headline earnings with net earnings

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

South African Rand		Quarter		Nine months to	
	September 2012	June 2012	September 2011	September 2012	September 2011
Net earnings	1,424.3	1,606.4	2,054.6	5,112.4	4,421.8
Profit on sale of investments	(226.2)	-	-	(226.2)	-
(Profit)/loss on sale of assets	(0.4)	(0.7)	(0.4)	(2.8)	3.3
Taxation effect on sale of assets	0.3	0.4	-	1.0	(0.6)
Impairment of investments and assets	1.6	73.9	0.2	92.8	1.4
Headline earnings	1,199.6	1,680.0	2,054.4	4,977.2	4,425.9
Headline earnings per share – cents	165	230	284	685	613
Based on headline earnings as given above divided by 728,713,370 (June 2012 – 728,425,816 and September 2011 – 723,159,600) being the weighted average number of ordinary shares in issue.					

United States Dollars		Quarter		Nine months to	
	September 2012	June 2012	September 2011	September 2012	September 2011
Net earnings	170.7	198.0	293.0	636.5	637.0
Profit on sale of investments	(28.2)	-	-	(28.2)	-
(Profit)/loss on sale of assets	-	(0.1)	-	(0.3)	0.5
Taxation effect on sale of assets	-	-	-	0.1	(0.1)
Impairment of investments and assets	0.1	9.3	-	11.6	0.2
Headline earnings	142.6	207.2	293.0	619.7	637.6
Headline earnings per share – cents	19	29	40	85	88
Based on headline earnings as given above divided by 728,713,370 (June 2012 – 728,425,816 and September 2011 – 723,159,600) being the weighted average number of ordinary shares in issue.					

Hedging/Derivatives

The Group's policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:
- to protect cash flows at times of significant expenditure;
- for specific debt servicing requirements; and
- to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

South Africa forward exchange contracts*

South African rand forward cover contracts were taken out to cover commitments of the South African operations in various currencies. Outstanding at the end of September 2012:
- AUD1.5 million with a mark to market value of USD0.01 million

* Do not qualify for hedge accounting and will be accounted for as derivative financial instruments in the income statement.

Australia - Diesel hedge*

St Ives Gold Mining Company (Pty) Ltd entered into a Gasoil 10PPM FOB Singapore contract for 10,000 barrels per month effective 1 August 2012 until 31 January 2013 at a fixed price of USD118.90 per barrel. Outstanding at the end of September 2012:
- 50,000 barrels with a mark to market value of USD0.6 million

* Do not qualify for hedge accounting and will be accounted for as derivative financial instruments in the income statement.

Debt maturity ladder

Figures are in millions unless otherwise stated

	31 Dec 2012	31 Dec 2013	31 Dec 2014	1 Jan 2015 to 31 Dec 2020	Total
Committed loan facilities (including US$ bond)					
Rand million	1,000.0	500.0	-	2,000.0	3,500.0
US dollar million	10.0	48.0	75.0	2,518.5	2,651.5
Dollar debt translated to rand	82.7	397.0	620.3	20,828.1	21,928.1
Total (R'm)	1,082.7	897.0	620.3	22,828.1	25,428.1
Utilisation – Uncommitted and committed loan facilities (including US$ bond)					
Rand million	1,280.0	-	-	1,500.0	2,780.0
US dollar million	10.0	40.0	40.0	1,758.5	1,848.5
Dollar debt translated to rand	82.7	330.8	330.8	14,543.0	15,287.3
Total (R'm)	1,362.7	330.8	330.8	16,043.0	18,067.3
Long-term loans per balance sheet (R'm)					16,456.5
Current portion of long-term loans per balance sheet (R'm)					1,610.8
Total loans per balance sheet (R'm)					18,067.3

Exchange rate: US$1 = R8.27 being the closing rate at the end of the September 2012 quarter.

Operating and financial results

South African Rand		Total Mine Operations	South Africa Region Total	KDC	Beatrix	South Deep
Operating Results						
Ore milled/treated (000 tonnes)	**September 2012**	**13,564**	**3,633**	**2,164**	**879**	**590**
	June 2012	14,339	3,829	2,396	894	539
	Year to date	42,751	11,404	7,075	2,761	1,568
Yield (grams per tonne)	**September 2012**	**1.9**	**3.3**	**3.4**	**2.7**	**3.8**
	June 2012	1.9	3.6	3.6	2.8	4.5
	Year to date	1.9	3.3	3.4	2.7	4.1
Gold produced (kilograms)	**September 2012**	**25,922**	**12,043**	**7,411**	**2,415**	**2,217**
	June 2012	27,524	13,595	8,698	2,477	2,420
	Year to date	79,914	37,689	23,874	7,354	6,461
Gold sold (kilograms)	**September 2012**	**25,921**	**12,043**	**7,411**	**2,415**	**2,217**
	June 2012	27,407	13,595	8,698	2,477	2,420
	Year to date	80,046	37,689	23,874	7,354	6,461
Gold price received (Rand per kilogram)	**September 2012**	**439,597**	**435,996**	**435,825**	**437,226**	**435,228**
	June 2012	414,642	421,846	421,223	422,891	423,017
	Year to date	424,322	425,347	424,826	426,353	426,126
Total cash cost (Rand per kilogram)	**September 2012**	**243,143**	**296,205**	**297,085**	**297,019**	**292,377**
	June 2012	220,546	248,503	242,596	273,436	244,215
	Year to date	226,825	268,723	263,701	276,720	278,177
Notional cash expenditure (Rand per kilogram)	**September 2012**	**380,229**	**420,335**	**390,163**	**368,654**	**577,492**
	June 2012	333,854	353,733	311,163	347,679	512,934
	Year to date	343,176	380,925	339,348	341,474	579,461
Operating costs (Rand per tonne)	**September 2012**	**471**	**989**	**1,026**	**813**	**1,112**
	June 2012	423	874	866	753	1,111
	Year to date	428	886	886	731	1,162
Financial Results (Rand million)						
Revenue	**September 2012**	**11,394.8**	**5,250.7**	**3,229.9**	**1,055.9**	**964.9**
	June 2012	11,364.1	5,735.0	3,663.8	1,047.5	1,023.7
	Year to date	33,965.3	16,030.9	10,142.3	3,135.4	2,753.2
Net operating costs	**September 2012**	**(6,290.2)**	**(3,591.6)**	**(2,220.5)**	**(714.8)**	**(656.3)**
	June 2012	(5,973.1)	(3,345.7)	(2,073.8)	(673.2)	(598.7)
	Year to date	(18,037.1)	(10,105.7)	(6,265.1)	(2,018.2)	(1,822.4)
- Operating costs	**September 2012**	**(6,393.1)**	**(3,591.6)**	**(2,220.5)**	**(714.8)**	**(656.3)**
	June 2012	(6,067.0)	(3,345.7)	(2,073.8)	(673.2)	(598.7)
	Year to date	(18,317.4)	(10,105.7)	(6,265.1)	(2,018.2)	(1,822.4)
- Gold inventory change	**September 2012**	**102.9**	**-**	**-**	**-**	**-**
	June 2012	93.9	-	-	-	-
	Year to date	280.3	-	-	-	-
Operating profit	**September 2012**	**5,104.6**	**1,659.1**	**1,009.4**	**341.1**	**308.6**
	June 2012	5,391.0	2,389.3	1,590.0	374.3	425.0
	Year to date	15,928.2	5,925.2	3,877.2	1,117.2	930.8
Amortisation of mining assets	**September 2012**	**(1,555.4)**	**(749.0)**	**(425.4)**	**(144.0)**	**(179.6)**
	June 2012	(1,540.0)	(793.9)	(489.1)	(140.4)	(164.4)
	Year to date	(4,581.1)	(2,240.4)	(1,318.9)	(429.4)	(492.1)
Net operating profit	**September 2012**	**3,549.2**	**910.1**	**584.0**	**197.1**	**129.0**
	June 2012	3,851.0	1,595.4	1,100.9	233.9	260.6
	Year to date	11,347.1	3,684.8	2,558.3	687.8	438.7
Other expenses	**September 2012**	**(238.5)**	**(104.9)**	**(68.5)**	**(17.1)**	**(19.3)**
	June 2012	(241.7)	(95.0)	(61.3)	(14.1)	(19.6)
	Year to date	(615.9)	(280.1)	(177.4)	(44.1)	(58.6)
Profit before royalties and taxation	**September 2012**	**3,310.7**	**805.2**	**515.5**	**180.0**	**109.7**
	June 2012	3,609.3	1,500.4	1,039.6	219.8	241.0
	Year to date	10,731.2	3,404.7	2,380.9	643.7	380.1
Royalties, mining and income taxation	**September 2012**	**(1,176.2)**	**(211.8)**	**(116.5)**	**(58.1)**	**(37.2)**
	June 2012	(1,261.8)	(490.5)	(346.0)	(71.5)	(73.0)
	Year to date	(3,490.0)	(36.7)	34.2	22.5	(93.4)
- Normal taxation	**September 2012**	**(533.7)**	**(33.6)**	**(2.6)**	**(31.0)**	**-**
	June 2012	(712.4)	(247.7)	(206.7)	(41.0)	-
	Year to date	(2,004.4)	(482.3)	(350.8)	(131.5)	-
- Royalties	**September 2012**	**(278.3)**	**(57.8)**	**(34.5)**	**(18.4)**	**(4.9)**
	June 2012	(332.9)	(115.6)	(89.8)	(20.7)	(5.1)
	Year to date	(929.5)	(267.2)	(188.9)	(64.5)	(13.8)
- Deferred taxation	**September 2012**	**(364.2)**	**(120.4)**	**(79.4)**	**(8.7)**	**(32.3)**
	June 2012	(216.5)	(127.2)	(49.5)	(9.8)	(67.9)
	Year to date	(556.1)	712.8	573.9	218.5	(79.6)
Profit before non-recurring items	**September 2012**	**2,134.5**	**593.4**	**399.0**	**121.9**	**72.5**
	June 2012	2,347.5	1,009.9	693.6	148.3	168.0
	Year to date	7,241.2	3,368.0	2,415.1	666.2	286.7
Non-recurring items	**September 2012**	**(135.6)**	**(85.7)**	**(63.9)**	**(0.5)**	**(21.3)**
	June 2012	(57.5)	(41.0)	(13.9)	(2.3)	(24.8)
	Year to date	(261.5)	(179.3)	(107.8)	(5.7)	(65.8)
Net profit	**September 2012**	**1,998.9**	**507.7**	**335.1**	**121.4**	**51.2**
	June 2012	2,290.0	968.9	679.7	146.0	143.2
	Year to date	6,979.7	3,188.7	2,307.3	660.5	220.9
Normalised earnings - net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation	**September 2012**	**2,085.3**	**568.5**	**380.7**	**121.8**	**66.0**
	June 2012	2,396.3	997.8	689.6	147.6	160.6
	Year to date	7,222.6	3,315.5	2,384.0	664.6	266.9
Capital expenditure	**September 2012**	**(3,463.2)**	**(1,470.5)**	**(671.0)**	**(175.5)**	**(624.0)**
	June 2012	(3,122.0)	(1,463.3)	(632.7)	(188.0)	(642.6)
	Year to date	(9,107.2)	(4,251.0)	(1,836.5)	(493.0)	(1,921.5)

Operating and financial results

South African Rand		West Africa Region			South America Region	Australasia Region[#]		
		Ghana			Peru	Australia		
		Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew
Operating Results								
Ore milled/treated (000 tonnes)	**September 2012**	**6,244**	**5,151**	**1,093**	**1,569**	**2,118**	**1,853**	**265**
	June 2012	6,826	5,893	933	1,668	2,016	1,761	255
	Year to date	20,303	17,057	3,246	4,913	6,131	5,387	744
Yield (grams per tonne)	**September 2012**	**1.0**	**1.0**	**1.1**	**1.6**	**2.3**	**1.8**	**5.6**
	June 2012	1.0	0.9	1.3	1.6	2.3	2.0	4.5
	Year to date	1.0	1.0	1.2	1.5	2.3	2.0	5.1
Gold produced (kilograms)	**September 2012**	**6,511**	**5,269**	**1,242**	**2,573**	**4,795**	**3,316**	**1,479**
	June 2012	6,672	5,485	1,187	2,642	4,615	3,459	1,156
	Year to date	20,327	16,519	3,808	7,594	14,304	10,518	3,786
Gold sold (kilograms)	**September 2012**	**6,511**	**5,269**	**1,242**	**2,572**	**4,795**	**3,316**	**1,479**
	June 2012	6,672	5,485	1,187	2,525	4,615	3,459	1,156
	Year to date	20,327	16,519	3,808	7,726	14,304	10,518	3,786
Gold price received (Rand per kilogram)	**September 2012**	**439,579**	**439,856**	**438,406**	**459,914**	**437,769**	**439,747**	**433,333**
	June 2012	418,870	418,979	418,366	355,168	419,848	420,266	418,599
	Year to date	425,813	425,746	426,103	412,490	425,895	426,573	424,010
Total cash cost (Rand per kilogram)	**September 2012**	**200,246**	**187,094**	**256,039**	**125,855**	**231,032**	**244,813**	**200,135**
	June 2012	187,080	171,759	257,877	125,030	238,830	238,306	240,398
	Year to date	181,935	168,624	239,680	128,139	233,522	236,243	225,964
Notional cash expenditure (Rand per kilogram)	**September 2012**	**327,799**	**298,064**	**453,945**	**220,132**	**436,601**	**499,035**	**296,619**
	June 2012	302,998	267,657	466,302	183,460	406,002	409,569	395,329
	Year to date	294,588	263,781	428,230	196,695	390,527	408,519	340,544
Operating costs (Rand per tonne)	**September 2012**	**209**	**192**	**289**	**230**	**537**	**443**	**1,188**
	June 2012	192	168	343	192	543	460	1,112
	Year to date	190	172	289	202	547	456	1,210
Financial Results (Rand million)								
Revenue	**September 2012**	**2,862.1**	**2,317.6**	**544.5**	**1,182.9**	**2,099.1**	**1,458.2**	**640.9**
	June 2012	2,794.7	2,298.1	496.6	896.8	1,937.6	1,453.7	483.9
	Year to date	8,655.5	7,032.9	1,622.6	3,186.9	6,092.0	4,486.7	1,605.3
Net operating costs	**September 2012**	**(1,274.2)**	**(960.9)**	**(313.3)**	**(302.1)**	**(1,122.3)**	**(822.2)**	**(300.1)**
	June 2012	(1,224.4)	(916.5)	(307.9)	(281.5)	(1,121.5)	(837.0)	(284.5)
	Year to date	(3,602.5)	(2,702.0)	(900.5)	(925.0)	(3,403.9)	(2,526.7)	(877.2)
- Operating costs	**September 2012**	**(1,304.1)**	**(988.7)**	**(315.4)**	**(360.8)**	**(1,136.6)**	**(821.7)**	**(314.9)**
	June 2012	(1,307.7)	(988.0)	(319.7)	(319.6)	(1,094.0)	(810.4)	(283.6)
	Year to date	(3,864.9)	(2,926.9)	(938.0)	(991.3)	(3,355.5)	(2,455.4)	(900.1)
- Gold inventory change	**September 2012**	**29.9**	**27.8**	**2.1**	**58.7**	**14.3**	**(0.5)**	**14.8**
	June 2012	83.3	71.5	11.8	38.1	(27.5)	(26.6)	(0.9)
	Year to date	262.4	224.9	37.5	66.3	(48.4)	(71.3)	22.9
Operating profit	**September 2012**	**1,587.9**	**1,356.7**	**231.2**	**880.8**	**976.8**	**636.0**	**340.8**
	June 2012	1,570.3	1,381.6	188.7	615.3	816.1	616.7	199.4
	Year to date	5,053.0	4,330.9	722.1	2,261.9	2,688.1	1,960.0	728.1
Amortisation of mining assets	**September 2012**	**(316.1)**	**(254.0)**	**(62.1)**	**(88.1)**	**(402.2)**		
	June 2012	(287.6)	(233.9)	(53.7)	(91.5)	(367.0)		
	Year to date	(899.8)	(726.8)	(173.0)	(279.6)	(1,161.3)		
Net operating profit	**September 2012**	**1,271.8**	**1,102.7**	**169.1**	**792.7**	**574.6**		
	June 2012	1,282.7	1,147.7	135.0	523.8	449.1		
	Year to date	4,153.2	3,604.1	549.1	1,982.3	1,526.8		
Other expenses	**September 2012**	**(41.1)**	**(22.3)**	**(18.8)**	**(56.4)**	**(36.1)**		
	June 2012	(69.1)	(51.1)	(18.0)	(58.1)	(19.5)		
	Year to date	(167.1)	(114.1)	(53.0)	(112.6)	(56.1)		
Profit before royalties and taxation	**September 2012**	**1,230.7**	**1,080.4**	**150.3**	**736.3**	**538.5**		
	June 2012	1,213.6	1,096.6	117.0	465.7	429.6		
	Year to date	3,986.1	3,490.0	496.1	1,869.7	1,470.7		
Royalties, mining and income taxation	**September 2012**	**(505.0)**	**(455.4)**	**(49.6)**	**(261.9)**	**(197.5)**		
	June 2012	(528.4)	(469.7)	(58.7)	(82.1)	(160.8)		
	Year to date	(2,292.8)	(2,016.4)	(276.4)	(612.2)	(548.3)		
- Normal taxation	**September 2012**	**(272.8)**	**(305.5)**	**32.7**	**(227.3)**	**-**		
	June 2012	(326.4)	(317.1)	(9.3)	(138.3)	-		
	Year to date	(958.2)	(943.6)	(14.6)	(563.9)	-		
- Royalties	**September 2012**	**(143.0)**	**(115.8)**	**(27.2)**	**(24.0)**	**(53.5)**		
	June 2012	(139.7)	(114.9)	(24.8)	(32.8)	(44.8)		
	Year to date	(432.7)	(351.6)	(81.1)	(79.3)	(150.3)		
- Deferred taxation	**September 2012**	**(89.2)**	**(34.1)**	**(55.1)**	**(10.6)**	**(144.0)**		
	June 2012	(62.3)	(37.7)	(24.6)	89.0	(116.0)		
	Year to date	(901.9)	(721.2)	(180.7)	31.0	(398.0)		
Profit before non-recurring items	**September 2012**	**725.7**	**625.0**	**100.7**	**474.4**	**341.0**		
	June 2012	685.2	626.9	58.3	383.6	268.8		
	Year to date	1,693.3	1,473.6	219.7	1,257.5	922.4		
Non-recurring items	**September 2012**	**(34.5)**	**(8.2)**	**(26.3)**	**(0.1)**	**(15.3)**		
	June 2012	(10.8)	(1.6)	(9.2)	0.1	(5.8)		
	Year to date	(54.5)	(9.8)	(44.7)	(6.8)	(20.9)		
Net profit	**September 2012**	**691.2**	**616.8**	**74.4**	**474.3**	**325.7**		
	June 2012	674.4	625.3	49.1	383.7	263.0		
	Year to date	1,638.8	1,463.8	175.0	1,250.7	901.5		
Normalised earnings - net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation	**September 2012**	**713.1**	**620.8**	**92.3**	**463.5**	**340.2**		
	June 2012	704.0	643.8	60.2	432.0	262.5		
	Year to date	1,708.9	1,495.8	213.1	1,282.3	915.9		
Capital expenditure	**September 2012**	**(830.2)**	**(581.8)**	**(248.4)**	**(205.6)**	**(956.9)**	**(833.1)**	**(123.8)**
	June 2012	(713.9)	(480.1)	(233.8)	(165.1)	(779.7)	(606.3)	(173.4)
	Year to date	(2,123.2)	(1,430.5)	(692.7)	(502.4)	(2,230.6)	(1,841.4)	(389.2)

[#] As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Operating and financial results

United States Dollars		Total Mine Operations	South Africa Region			
			Total	KDC	Beatrix	South Deep
Operating Results						
Ore milled/treated (000 tonnes)	**September 2012**	**13,564**	**3,633**	**2,164**	**879**	**590**
	June 2012	14,339	3,829	2,396	894	539
	Year to date	42,751	11,404	7,075	2,761	1,568
Yield (ounces per tonne)	**September 2012**	**0.061**	**0.107**	**0.110**	**0.088**	**0.121**
	June 2012	0.062	0.114	0.117	0.089	0.144
	Year to date	0.060	0.106	0.108	0.086	0.132
Gold produced (000 ounces)	**September 2012**	**833.4**	**387.2**	**238.3**	**77.6**	**71.3**
	June 2012	884.9	437.1	279.6	79.6	77.8
	Year to date	2,569.3	1,211.8	767.6	236.4	207.7
Gold sold (000 ounces)	**September 2012**	**833.4**	**387.2**	**238.3**	**77.6**	**71.3**
	June 2012	881.2	437.1	279.6	79.6	77.8
	Year to date	2,573.5	1,211.8	767.6	236.4	207.7
Gold price received (dollars per ounce)	**September 2012**	**1,655**	**1,642**	**1,641**	**1,646**	**1,639**
	June 2012	1,600	1,628	1,625	1,632	1,632
	Year to date	1,644	1,648	1,646	1,651	1,651
Total cash cost (dollars per ounce)	**September 2012**	**916**	**1,115**	**1,119**	**1,118**	**1,101**
	June 2012	851	959	936	1,055	942
	Year to date	879	1,041	1,021	1,072	1,077
Notional cash expenditure (dollars per ounce)	**September 2012**	**1,432**	**1,583**	**1,469**	**1,388**	**2,175**
	June 2012	1,288	1,365	1,201	1,342	1,979
	Year to date	1,329	1,475	1,314	1,323	2,244
Operating costs (dollars per tonne)	**September 2012**	**57**	**120**	**124**	**98**	**135**
	June 2012	52	108	107	93	138
	Year to date	53	110	110	91	145
Financial Results ($ million)						
Revenue	**September 2012**	**1,380.0**	**635.3**	**390.3**	**128.0**	**117.1**
	June 2012	1,407.5	711.8	454.7	129.7	127.4
	Year to date	4,229.8	1,996.4	1,263.1	390.5	342.9
Net operating costs	**September 2012**	**(763.0)**	**(436.0)**	**(269.5)**	**(86.7)**	**(79.7)**
	June 2012	(740.1)	(414.7)	(257.0)	(83.5)	(74.2)
	Year to date	(2,246.2)	(1,258.5)	(780.2)	(251.3)	(226.9)
- Operating costs	**September 2012**	**(775.5)**	**(436.0)**	**(269.5)**	**(86.7)**	**(79.7)**
	June 2012	(751.8)	(414.7)	(257.0)	(83.5)	(74.2)
	Year to date	(2,281.1)	(1,258.5)	(780.2)	(251.3)	(226.9)
- Gold inventory change	**September 2012**	**12.5**	**-**	**-**	**-**	**-**
	June 2012	11.7	-	-	-	-
	Year to date	34.9	-	-	-	-
Operating profit	**September 2012**	**617.0**	**199.3**	**120.7**	**41.2**	**37.3**
	June 2012	667.4	297.1	197.6	46.3	53.2
	Year to date	1,983.6	737.9	482.8	139.1	115.9
Amortisation of mining assets	**September 2012**	**(188.2)**	**(90.5)**	**(51.3)**	**(17.4)**	**(21.8)**
	June 2012	(190.8)	(98.5)	(60.8)	(17.4)	(20.4)
	Year to date	(570.5)	(279.0)	(164.2)	(53.5)	(61.3)
Net operating profit	**September 2012**	**428.8**	**108.8**	**69.4**	**23.9**	**15.5**
	June 2012	476.6	198.6	136.9	28.9	32.8
	Year to date	1,413.1	458.9	318.6	85.7	54.6
Other expenses	**September 2012**	**(29.1)**	**(12.8)**	**(8.4)**	**(2.1)**	**(2.3)**
	June 2012	(30.2)	(11.8)	(7.6)	(1.7)	(2.4)
	Year to date	(76.7)	(34.9)	(22.1)	(5.5)	(7.3)
Profit before royalties and taxation	**September 2012**	**399.7**	**96.0**	**61.0**	**21.8**	**13.2**
	June 2012	446.4	186.8	129.2	27.2	30.4
	Year to date	1,336.4	424.0	296.5	80.2	47.3
Royalties, mining and income taxation	**September 2012**	**(142.2)**	**(26.6)**	**(14.6)**	**(7.3)**	**(4.6)**
	June 2012	(156.8)	(63.6)	(44.9)	(9.4)	(9.3)
	Year to date	(434.6)	(4.6)	4.3	2.8	(11.6)
- Normal taxation	**September 2012**	**(63.8)**	**(3.4)**	**0.3**	**(3.7)**	**-**
	June 2012	(88.1)	(30.8)	(25.8)	(5.0)	-
	Year to date	(249.6)	(60.1)	(43.7)	(16.4)	-
- Royalties	**September 2012**	**(33.5)**	**(6.8)**	**(4.0)**	**(2.1)**	**(0.6)**
	June 2012	(41.3)	(14.4)	(11.2)	(2.6)	(0.6)
	Year to date	(115.8)	(33.3)	(23.5)	(8.0)	(1.7)
- Deferred taxation	**September 2012**	**(45.0)**	**(16.4)**	**(10.9)**	**(1.5)**	**(4.0)**
	June 2012	(27.4)	(18.4)	(8.0)	(1.8)	(8.6)
	Year to date	(69.3)	88.8	71.5	27.2	(9.9)
Profit before non-recurring items	**September 2012**	**257.4**	**69.4**	**46.4**	**14.5**	**8.6**
	June 2012	289.7	123.2	84.4	17.8	21.1
	Year to date	901.8	419.4	300.8	83.0	35.7
Non-recurring items	**September 2012**	**(16.7)**	**(10.4)**	**(7.8)**	**-**	**(2.6)**
	June 2012	(7.1)	(5.0)	(1.7)	(0.3)	(3.1)
	Year to date	(32.6)	(22.3)	(13.4)	(0.7)	(8.2)
Net profit	**September 2012**	**240.8**	**59.0**	**38.5**	**14.5**	**6.0**
	June 2012	282.6	118.2	82.7	17.5	18.0
	Year to date	869.2	397.1	287.3	82.3	27.5
Normalised earnings - net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation	**September 2012**	**253.8**	**66.1**	**44.0**	**14.3**	**7.8**
	June 2012	292.9	121.7	83.9	17.7	20.2
	Year to date	899.5	412.9	296.9	82.8	33.2
Capital expenditure	**September 2012**	**(421.4)**	**(178.3)**	**(81.5)**	**(21.3)**	**(75.5)**
	June 2012	(388.0)	(181.5)	(78.6)	(23.4)	(79.5)
	Year to date	(1,134.1)	(524)	(228.7)	(61.4)	(239.3)

Average exchange rates were US$1 = R8.26 and US$1 = R8.06 for the September 2012 and June 2012 quarters respectively.
The Australian dollar exchange rates were A$1 = R8.56 and A$1 = R8.16 for the September 2012 and June 2012 quarters respectively.

Operating and financial results

United States Dollars		West Africa Region			South America Region	Australasia Region			Australian Dollars		
		Ghana			Peru	Australia #			Australasia Region #		
		Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew	Total	St Ives	Agnew
Operating Results											
Ore milled/treated	**September 2012**	**6,244**	**5,151**	**1,093**	**1,569**	**2,118**	**1,853**	**265**	**2,118**	**1,853**	**265**
(000 tonnes)	June 2012	6,826	5,893	933	1,668	2,016	1,761	255	2,016	1,761	255
	Year to date	20,303	17,057	3,246	4,913	6,131	5,387	744	6,131	5,387	744
Yield (ounces per tonne)	**September 2012**	**0.034**	**0.033**	**0.037**	**0.053**	**0.073**	**0.058**	**0.179**	**0.073**	**0.058**	**0.179**
	June 2012	0.031	0.030	0.041	0.051	0.074	0.063	0.146	0.074	0.063	0.146
	Year to date	0.032	0.031	0.038	0.050	0.075	0.063	0.164	0.075	0.063	0.164
Gold produced (000 ounces)	**September 2012**	**209.3**	**169.4**	**39.9**	**82.7**	**154.2**	**106.6**	**47.6**	**154.2**	**106.6**	**47.6**
	June 2012	214.5	176.3	38.2	84.9	148.4	111.2	37.2	148.4	111.2	37.2
	Year to date	653.5	531.1	122.4	244.2	459.9	338.2	121.7	459.9	338.2	121.7
Gold sold (000 ounces)	**September 2012**	**209.3**	**169.4**	**39.9**	**82.7**	**154.2**	**106.6**	**47.6**	**154.2**	**106.6**	**47.6**
	June 2012	214.5	176.3	38.2	81.2	148.4	111.2	37.2	148.4	111.2	37.2
	Year to date	653.5	531.1	122.4	248.4	459.9	338.2	121.7	459.9	338.2	121.7
Gold price received	**September 2012**	**1,655**	**1,656**	**1,651**	**1,732**	**1,648**	**1,656**	**1,632**	**1,591**	**1,598**	**1,575**
(dollars per ounce)	June 2012	1,616	1,617	1,614	1,371	1,620	1,622	1,615	1,600	1,602	1,596
	Year to date	1,649	1,649	1,650	1,598	1,650	1,652	1,642	1,596	1,599	1,589
Total cash cost	**September 2012**	**754**	**705**	**964**	**474**	**870**	**922**	**754**	**839**	**890**	**727**
(dollars per ounce)	June 2012	722	663	995	482	922	920	928	910	908	916
	Year to date	705	653	928	496	905	915	875	875	885	847
Notional cash expenditure	**September 2012**	**1,234**	**1,122**	**1,709**	**829**	**1,644**	**1,879**	**1,117**	**1,586**	**1,813**	**1,078**
(dollars per ounce)	June 2012	1,169	1,033	1,799	708	1,567	1,581	1,526	1,548	1,561	1,507
	Year to date	1,141	1,022	1,659	762	1,513	1,582	1,319	1,463	1,531	1,276
Operating costs	**September 2012**	**25**	**23**	**35**	**28**	**65**	**54**	**144**	**63**	**52**	**139**
(dollars per tonne)	June 2012	24	21	43	24	67	57	138	67	56	136
	Year to date	24	21	36	25	68	57	151	66	55	146
Financial Results ($ million)											
Revenue	**September 2012**	**346.4**	**280.4**	**66.0**	**143.9**	**254.6**	**176.3**	**78.2**	**245.9**	**170.4**	**75.5**
	June 2012	345.6	284.3	61.3	110.5	239.6	179.7	59.9	237.2	177.9	59.2
	Year to date	1,077.9	875.8	202.1	396.9	758.7	558.7	199.9	734.0	540.6	193.4
Net operating costs	**September 2012**	**(154.6)**	**(116.6)**	**(38.0)**	**(36.6)**	**(135.8)**	**(99.5)**	**(36.3)**	**(131.2)**	**(96.0)**	**(35.2)**
	June 2012	(151.9)	(113.7)	(38.2)	(34.7)	(138.8)	(103.6)	(35.2)	(137.3)	(102.5)	(34.8)
	Year to date	(448.6)	(336.5)	(112.1)	(115.2)	(423.9)	(314.7)	(109.2)	(410.1)	(304.4)	(105.7)
- Operating costs	**September 2012**	**(157.9)**	**(119.7)**	**(38.2)**	**(43.8)**	**(137.7)**	**(99.5)**	**(38.2)**	**(133.1)**	**(96.1)**	**(36.9)**
	June 2012	(162.1)	(122.4)	(39.6)	(39.6)	(135.4)	(100.3)	(35.1)	(133.9)	(99.2)	(34.7)
	Year to date	(481.3)	(364.5)	(116.8)	(123.4)	(417.9)	(305.8)	(112.1)	(404.3)	(295.8)	(108.4)
- Gold inventory change	**September 2012**	**3.3**	**3.1**	**0.2**	**7.3**	**1.9**	**-**	**1.9**	**1.9**	**0.1**	**1.8**
	June 2012	10.2	8.7	1.4	4.9	(3.4)	(3.3)	(0.1)	(3.4)	(3.3)	(0.1)
	Year to date	32.7	28.0	4.7	8.3	(6.0)	(8.9)	2.9	(5.8)	(8.6)	2.8
Operating profit	**September 2012**	**191.8**	**163.8**	**27.9**	**107.3**	**118.8**	**76.9**	**41.9**	**114.7**	**74.3**	**40.3**
	June 2012	193.7	170.6	23.1	75.8	100.9	76.1	24.7	99.9	75.5	24.4
	Year to date	629.3	539.3	89.9	281.7	334.8	244.1	90.7	323.9	236.1	87.7
Amortisation of mining assets	**September 2012**	**(38.4)**	**(30.8)**	**(7.5)**	**(10.6)**	**(48.7)**			**(47.1)**		
	June 2012	(35.6)	(29.0)	(6.6)	(11.3)	(45.4)			(44.9)		
	Year to date	(112.1)	(90.5)	(21.5)	(34.8)	(144.6)			(139.9)		
Net operating profit	**September 2012**	**153.4**	**133.0**	**20.4**	**96.6**	**70.0**			**67.6**		
	June 2012	158.1	141.6	16.4	64.5	55.5			55.0		
	Year to date	517.2	448.8	68.4	246.9	190.1			184.0		
Other expenses	**September 2012**	**(4.9)**	**(2.6)**	**(2.3)**	**(6.9)**	**(4.5)**			**(4.4)**		
	June 2012	(8.6)	(6.4)	(2.2)	(7.3)	(2.5)			(2.4)		
	Year to date	(20.8)	(14.2)	(6.6)	(14.0)	(7.0)			(6.8)		
Profit before royalties and taxation	**September 2012**	**148.5**	**130.4**	**18.1**	**89.7**	**65.6**			**63.2**		
	June 2012	149.5	135.3	14.2	57.2	53.0			52.6		
	Year to date	496.4	434.6	61.8	232.8	183.2			177.2		
Royalties, mining and income taxation	**September 2012**	**(59.6)**	**(53.9)**	**(5.7)**	**(32.0)**	**(24.0)**			**(23.3)**		
	June 2012	(63.6)	(56.6)	(7.0)	(9.7)	(19.8)			(19.7)		
	Year to date	(285.5)	(251.1)	(34.4)	(76.2)	(68.3)			(66.1)		
- Normal taxation	**September 2012**	**(32.7)**	**(36.9)**	**4.2**	**(27.7)**	**-**			**-**		
	June 2012	(40.3)	(39.3)	(1.1)	(17.0)	-			-		
	Year to date	(119.3)	(117.5)	(1.8)	(70.2)	-			-		
- Royalties	**September 2012**	**(17.3)**	**(14.0)**	**(3.3)**	**(2.9)**	**(6.5)**			**(6.3)**		
	June 2012	(17.3)	(14.2)	(3.1)	(4.1)	(5.5)			(5.5)		
	Year to date	(53.9)	(43.8)	(10.1)	(9.9)	(18.7)			(18.1)		
- Deferred taxation	**September 2012**	**(9.6)**	**(3.0)**	**(6.6)**	**(1.4)**	**(17.5)**			**(17.0)**		
	June 2012	(6.0)	(3.2)	(2.9)	11.4	(14.3)			(14.2)		
	Year to date	(112.3)	(89.8)	(22.5)	3.9	(49.6)			(48.0)		
Profit before non-recurring items	**September 2012**	**88.9**	**76.5**	**12.4**	**57.7**	**(41.6)**			**39.9**		
	June 2012	85.8	78.6	7.2	47.5	33.2			32.9		
	Year to date	210.9	183.5	27.4	156.6	114.9			111.1		
Non-recurring items	**September 2012**	**(4.3)**	**(1.0)**	**(3.3)**	**-**	**(1.9)**			**(1.8)**		
	June 2012	(1.3)	(0.2)	(1.1)	-	(0.7)			(0.7)		
	Year to date	(6.8)	(1.2)	(5.6)	(0.8)	(2.6)			(2.5)		
Net profit	**September 2012**	**84.6**	**75.5**	**9.1**	**57.6**	**(39.7)**			**38.1**		
	June 2012	84.5	78.4	6.1	47.5	32.4			32.2		
	Year to date	204.1	182.3	21.8	155.8	112.3			108.6		
Normalised earnings - net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation	**September 2012**	**87.0**	**75.8**	**11.2**	**59.3**	**41.4**			**39.9**		
	June 2012	88.2	80.7	7.5	50.6	32.4			32.1		
	Year to date	212.8	186.3	26.5	159.7	114.1			110.3		
Capital expenditure	**September 2012**	**(101.1)**	**(70.9)**	**(30.2)**	**(25.1)**	**(117.0)**	**(102.0)**	**(15.0)**	**(113.0)**	**(98.6)**	**(14.5)**
	June 2012	(88.7)	(59.7)	(29.0)	(20.5)	(97.2)	(75.6)	(21.7)	(95.4)	(74.2)	(21.2)
	Year to date	(264.4)	(178.1)	(86.3)	(62.6)	(277.8)	(229.3)	(48.5)	(268.7)	(221.9)	(46.9)

As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Figures may not add as they are rounded independently.

Total cash cost
Gold Industry Standards Basis

Figures are in South African rand millions unless otherwise stated

		Total Mine Operations	South Africa Region				West Africa Region			South America Region	Australasia Region		
							Ghana			Peru	Australia		
			Total	KDC	Beatrix	South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew
Operating costs[1]	Sept 2012	(6,393.1)	(3,591.6)	(2,220.5)	(714.8)	(656.3)	(1,304.1)	(988.7)	(315.4)	(360.8)	(1,136.6)	(821.7)	(314.9)
	June 2012	(6,067.0)	(3.345.7)	(2,073.8)	(673.2)	(598.7)	(1,307.7)	(988.0)	(319.7)	(319.6)	(1,094.0)	(810.4)	(283.6)
	Year to date	(18,317.4)	(10,105.7)	(6,265.1)	(2,018.2)	(1,822.4)	(3,864.9)	(2,926.9)	(938.0)	(991.3)	(3,355.5)	(2,455.4)	(900.1)
Gold-in-process and	Sept 2012	95.1	-	-	-	-	25.0	23.8	1.2	57.5	12.6	(0.4)	13.0
inventory change*	June 2012	97.2	-	-	-	-	85.2	70.6	14.6	30.5	(18.5)	(19.4)	0.9
	Year to date	276.2	-	-	-	-	243.1	211.0	32.1	65.8	(32.7)	(52.2)	19.5
Less:	Sept 2012	(33.3)	(14.6)	(9.0)	(3.5)	(2.1)	(9.0)	(7.3)	(1.7)	(2.1)	(7.6)	(6.1)	(1.5)
Rehabilitation costs	June 2012	(31.6)	(14.4)	(8.8)	(3.6)	(2.0)	(7.9)	(6.3)	(1.6)	(2.1)	(7.2)	(5.8)	(1.4)
	Year to date	(98.2)	(43.4)	(26.6)	(10.7)	(6.1)	(26.6)	(21.7)	(4.9)	(6.2)	(22.0)	(17.7)	(4.3)
General and admin	Sept 2012	(240.5)	(67.6)	(44.3)	(12.4)	(10.9)	(109.3)	(87.6)	(21.7)	(1.5)	(62.1)	(41.8)	(20.3)
	June 2012	(226.6)	(68.5)	(44.7)	(13.0)	(10.8)	(106.1)	(83.9)	(22.2)	(4.1)	(47.9)	(33.4)	(14.5)
	Year to date	(716.1)	(201.6)	(131.8)	(37.0)	(32.8)	(329.7)	(260.3)	(69.4)	(8.6)	(176.2)	(117.4)	(58.8)
Plus:	Sept 2012	(278.3)	(57.8)	(34.5)	(18.4)	(4.9)	(143.0)	(115.8)	(27.2)	(24.0)	(53.5)	(37.6)	(15.9)
Royalties	June 2012	(332.9)	(115.6)	(89.8)	(20.7)	(5.1)	(139.7)	(114.9)	(24.8)	(32.8)	(44.8)	(33.7)	(11.1)
	Year to date	(929.5)	(267.2)	(188.9)	(64.5)	(13.8)	(432.7)	(351.6)	(81.1)	(79.3)	(150.3)	(112.3)	(38.0)
TOTAL CASH COST[2]	Sept 2012	(6,302.5)	(3,567.2)	(2,201.7)	(717.3)	(648.2)	(1,303.8)	(985.8)	(318.0)	(323.7)	(1,107.8)	(811.8)	(296.0)
	June 2012	(6,044.5)	(3,378.4)	(2,110.1)	(677.3)	(591.0)	(1,248.2)	(942.1)	(306.1)	(315.7)	(1,102.2)	(824.3)	(277.9)
	Year to date	(18,156.4)	(10,127.9)	(6,295.6)	(2,035.0)	(1,797.3)	(3,698.2)	(2,785.5)	(912.7)	(990.0)	(3,340.3)	(2,484.8)	(855.5)
Plus:	Sept 2012	(1,547.6)	(749.0)	(425.4)	(144.0)	(179.6)	(311.2)	(250.0)	(61.2)	(86.9)	(400.5)		
Amortisation*	June 2012	(1,543.3)	(793.9)	(489.1)	(140.4)	(164.4)	(289.5)	(233.0)	(56.5)	(83.9)	(376.0)		
	Year to date	(4,577.0)	(2,240.4)	(1,318.9)	(429.4)	(492.1)	(880.5)	(712.9)	(167.6)	(279.1)	(1,177.0)		
Rehabilitation	Sept 2012	(33.3)	(14.6)	(9.0)	(3.5)	(2.1)	(9.0)	(7.3)	(1.7)	(2.1)	(7.6)		
	June 2012	(31.6)	(14.4)	(8.8)	(3.6)	(2.0)	(7.9)	(6.3)	(1.6)	(2.1)	(7.2)		
	Year to date	(98.2)	(43.4)	(26.6)	(10.7)	(6.1)	(26.6)	(21.7)	(4.9)	(6.2)	(22.0)		
TOTAL PRODUCTION	Sept 2012	(7,883.4)	(4,330.8)	(2,636.1)	(864.8)	(829.9)	(1,624.0)	(1,243.1)	(380.9)	(412.7)	(1,515.9)		
COST[3]	June 2012	(7,619.4)	(4,186.7)	(2,608.0)	(821.3)	(757.4)	(1,545.6)	(1,181.4)	(364.2)	(401.7)	(1,485.4)		
	Year to date	(22,831.6)	(12,411.7)	(7,641.1)	(2,475.1)	(2,295.5)	(4,605.3)	(3,520.1)	(1,085.2)	(1,275.3)	(4,539.3)		
Gold sold	Sept 2012	833.4	387.2	238.3	77.6	71.3	209.3	169.4	39.9	82.7	154.2	106.6	47.6
– thousand ounces	June 2012	881.2	437.1	279.6	79.6	77.8	214.5	176.3	38.2	81.2	148.4	111.2	37.2
	Year to date	2,573.5	1,211.8	767.6	236.4	207.7	653.5	531.1	122.4	248.4	459.9	338.2	121.7
TOTAL CASH COST	Sept 2012	916	1,115	1,119	1,118	1,101	754	705	964	474	870	922	754
– US$/oz	June 2012	851	959	936	1,055	942	722	663	995	482	922	920	928
	Year to date	879	1,041	1,021	1,072	1,077	705	653	928	496	905	915	875
TOTAL CASH COST	Sept 2012	243,143	296,205	297,085	297,019	292,377	200,246	187,094	256,039	125,855	231,032	244,813	200,135
– R/kg	June 2012	220,546	248,503	242,596	273,436	244,215	187,080	171,759	257,877	125,030	238,830	238,306	240,398
	Year to date	226,825	268,723	263,701	276,720	278,177	181,935	168,624	239,680	128,139	233,522	236,243	225,964
TOTAL PRODUCTION	Sept 2012	1,145	1,354	1,339	1,348	1,410	939	888	1,155	604	1,190		
COST – US$/oz	June 2012	1,073	1,188	1,157	1,280	1,208	894	831	1,184	614	1,242		
	Year to date	1,105	1,275	1,240	1,304	1,376	878	825	1,104	639	1,229		
TOTAL PRODUCTION	Sept 2012	304,132	359,611	355,701	358,095	374,335	249,424	235,927	306,683	160,459	316,142		
COST – R/kg	June 2012	278,009	307,959	299,839	331,570	312,975	231,655	215,387	306,824	159,089	321,863		
	Year to date	285,231	329,319	320,059	336,565	355,286	226,561	213,094	284,979	165,066	317,345		

<u>DEFINITIONS</u>

Total cash cost and Total production cost are calculated in accordance with the Gold Institute Industry standard.

[1] Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and non-recurring items.

[2] Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.

[3] Total production cost – Total cash cost plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.

* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.

Average exchange rates were US$1 = R8.26 and US$1 = R8.06 for the September 2012 and June 2012 quarters respectively.

Capital expenditure

Figures are in South African rand millions unless otherwise stated

| | | Total Group | South Africa Region | | | | West Africa Region | | | South America Region | Australasia Region | | | Corporate |
			Total	KDC	Beatrix	South Deep	Ghana Total	Tarkwa	Damang	Peru Cerro Corona	Australia Total	St Ives	Agnew	
Sustaining capital	Sept 2012	(2,097.9)	(271.0)	(219.7)	(51.3)	-	(790.3)	(581.8)	(208.5)	(205.6)	(822.3)	(739.6)	(82.7)	(8.7)
	June 2012	(1,733.0)	(221.5)	(148.5)	(73.0)	-	(685.8)	(480.1)	(205.7)	(165.1)	(651.6)	(523.4)	(128.2)	(9.0)
	Year to date	(5,053.7)	(629.2)	(474.8)	(154.4)	-	(2,030.3)	(1,430.5)	(599.8)	(502.4)	(1,870.6)	(1,596.9)	(273.7)	(21.2)
Ore reserve development	Sept 2012	(575.5)	(575.5)	(451.3)	(124.2)	-	-	-	-	-	-	-	-	-
	June 2012	(599.2)	(599.2)	(484.2)	(115.0)	-	-	-	-	-	-	-	-	-
	Year to date	(1,700.3)	(1,700.3)	(1,361.7)	(338.6)	-	-	-	-	-	-	-	-	-
Project capital#	Sept 2012	(729.3)	(624.0)	-	-	(624.0)	-	-	-	-	-	-	-	(105.3)
	June 2012	(776.5)	(642.6)	-	-	(642.6)	-	-	-	-	-	-	-	(133.9)
	Year to date	(2,243.3)	(1,921.5)	-	-	(1,921.5)	-	-	-	-	-	-	-	(321.8)
Brownfields exploration	Sept 2012	(174.5)	-	-	-	-	(39.9)	-	(39.9)	-	(134.6)	(93.5)	(41.1)	-
	June 2012	(156.2)	-	-	-	-	(28.1)	-	(28.1)	-	(128.1)	(82.9)	(45.2)	-
	Year to date	(452.9)	-	-	-	-	(92.9)	-	(92.9)	-	(360.0)	(244.5)	(115.5)	-
Total capital expenditure	Sept 2012	(3,577.2)	(1,470.5)	(671.0)	(175.5)	(624.0)	(830.2)	(581.8)	(248.4)	(205.6)	(956.9)	(833.1)	(123.8)	(114.0)
	June 2012	(3,264.9)	(1,463.3)	(632.7)	(188.0)	(642.6)	(713.9)	(480.1)	(233.8)	(165.1)	(779.7)	(606.3)	(173.4)	(142.9)
	Year to date	(9,450.2)	(4,251.0)	(1,836.5)	(493.0)	(1,921.5)	(2,123.2)	(1,430.5)	(692.7)	(502.4)	(2,230.6)	(1,841.4)	(389.2)	(343.0)

Project capital expenditure under Corporate in the September quarter includes R15 million (US$2 million) at the Arctic Platinum project (APP), R57 million (US$7 million) at Chucapaca being our 51 per cent share in this project, R26 million (US$3 million) at the Damang super-pit project together with general corporate capital expenditure. This compares with expenditure during the June quarter of R22 million (US$3 million) at APP, R67 million (US$8 million) at Chucapaca, being our 51 per cent share in this project and R35 million (US$4 million) at the Damang super-pit project, together with general corporate capital expenditure. The table above includes only includes Gold Fields' 51 per cent share of capital expenditure in Chucapaca, resulting in total capital expenditure of R3,577 million (US$436 million) for the September quarter compared with R3,632 million (US$442 million) as reported in the Statement of cash flows.

Notional cash expenditure##

Figures are in South African rand millions unless otherwise stated

| | | Total Group | South Africa Region | | | | West Africa Region | | | South America Region | Australasia Region | | | Corporate |
			Total	KDC	Beatrix	South Deep	Ghana Total	Tarkwa	Damang	Peru Cerro Corona	Australia Total	St Ives	Agnew	
Operating costs	Sept 2012	(6,393.1)	(3,591.6)	(2,220.5)	(714.8)	(656.3)	(1,304.1)	(988.7)	(315.4)	(360.8)	(1,136.6)	(821.7)	(314.9)	-
	June 2012	(6,067.0)	(3,345.7)	(2,073.8)	(673.2)	(598.7)	(1,307.7)	(988.0)	(319.7)	(319.6)	(1,094.0)	(810.4)	(283.6)	-
	Year to date	(18,317.4)	(10,105.7)	(6,265.1)	(2,018.2)	(1,822.4)	(3,864.9)	(2,926.9)	(938.0)	(991.3)	(3,355.5)	(2,455.4)	(900.1)	-
Capital expenditure	Sept 2012	(3,577.2)	(1,470.5)	(671.0)	(175.5)	(624.0)	(830.2)	(581.8)	(248.4)	(205.6)	(956.9)	(833.1)	(123.8)	(114.0)
	June 2012	(3,264.9)	(1,463.3)	(632.7)	(188.0)	(642.6)	(713.9)	(480.1)	(233.8)	(165.1)	(779.7)	(606.3)	(173.4)	(142.9)
	Year to date	(9,450.2)	(4,251.0)	(1,836.5)	(493.0)	(1,921.5)	(2,123.2)	(1,430.5)	(692.7)	(502.4)	(2,230.6)	(1,841.4)	(389.2)	(343.0)
Notional cash expenditure – R/kg	Sept 2012	384,627	420,335	390,163	368,654	577,492	327,799	298,064	453,945	220,132	436,601	499,035	296,619	-
	June 2012	339,046	353,733	311,163	347,679	512,934	302,998	267,657	466,302	183,460	406,002	409,569	395,329	-
	Year to date	347,469	380,925	339,348	341,474	579,461	294,588	263,781	428,230	196,695	390,527	408,519	340,544	-
Notional cash expenditure – US$/oz	Sept 2012	1,448	1,583	1,469	1,388	2,175	1,234	1,122	1,709	829	1,644	1,879	1,117	-
	June 2012	1,308	1,365	1,201	1,342	1,979	1,169	1,033	1,799	708	1,567	1,581	1,526	-
	Year to date	1,346	1,475	1,314	1,323	2,244	1,141	1,022	1,659	762	1,513	1,582	1,319	-

Notional cash expenditure (NCE) per kilogram (ounce) = operating costs plus capital expenditure, excluding minority interest in projects, divided by gold produced.

Underground and surface

South African rand and metric units

Operating Results	Total Mine Operations	South Africa Region				West Africa Region			South America Region	Australasia Region		
						Ghana			Peru	Australia		
		Total	KDC	Beatrix	South Deep[#]	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew
Ore milled/treated (000 tonnes)												
- underground **September 2012**	**2,563**	**2,025**	**884**	**551**	**590**	**-**	**-**	**-**	**-**	**538**	**350**	**188**
June 2012	2,635	2,160	1,078	543	539	-	-	-	-	475	330	145
Year to date	7,677	6,153	2,952	1,633	1,568	-	-	-	-	1,524	1,078	446
- surface **September 2012**	**11,001**	**1,608**	**1,280**	**328**	**-**	**6,244**	**5,151**	**1,093**	**1,569**	**1,580**	**1,503**	**77**
June 2012	11,704	1,669	1,318	351	-	6,826	5,893	933	1,668	1,541	1,431	110
Year to date	35,074	5,251	4,123	1,128	-	20,303	17,057	3,246	4,913	4,607	4,309	298
- total **September 2012**	**13,564**	**3,633**	**2,164**	**879**	**590**	**6,244**	**5,151**	**1,093**	**1,569**	**2,118**	**1,853**	**265**
June 2012	14,339	3,829	2,396	894	539	6,826	5,893	933	1,668	2,016	1,761	255
Year to date	42,751	11,404	7,075	2,761	1,568	20,303	17,057	3,246	4,913	6,131	5,387	744
Yield (grams per tonne)												
- underground **September 2012**	**5.5**	**5.4**	**7.2**	**4.2**	**5.5**	**-**	**-**	**-**	**-**	**5.8**	**5.0**	**7.3**
June 2012	5.8	5.8	7.2	4.4	5.8	-	-	-	-	5.8	5.4	6.6
Year to date	5.6	5.5	7.0	4.3	5.5	-	-	-	-	5.8	5.2	7.4
- surface **September 2012**	**1.1**	**0.7**	**0.8**	**0.3**	**-**	**1.0**	**1.0**	**1.1**	**1.6**	**1.1**	**1.0**	**1.5**
June 2012	1.0	0.6	0.7	0.3	-	1.0	0.9	1.3	1.6	1.2	1.2	1.8
Year to date	1.1	0.7	0.8	0.3	-	1.0	1.0	1.2	1.5	1.2	1.1	1.6
- combined **September 2012**	**1.9**	**3.3**	**3.4**	**2.7**	**3.8**	**1.0**	**1.0**	**1.1**	**1.6**	**2.3**	**1.8**	**5.6**
June 2012	1.9	3.6	3.6	2.8	4.5	1.0	0.9	1.3	1.6	2.3	2.0	4.5
Year to date	1.9	3.3	3.4	2.7	4.1	1.0	1.0	1.2	1.5	2.3	2.0	5.1
Gold produced (kilograms)												
- underground **September 2012**	**14,019**	**10,900**	**6,350**	**2,333**	**2,217**	**-**	**-**	**-**	**-**	**3,119**	**1,752**	**1,367**
June 2012	15,315	12,567	7,758	2,389	2,420	-	-	-	-	2,748	1,795	953
Year to date	43,016	34,113	20,580	7,072	6,461	-	-	-	-	8,903	5,589	3,314
- surface **September 2012**	**11,903**	**1,143**	**1,061**	**82**	**-**	**6,511**	**5,269**	**1,242**	**2,573**	**1,676**	**1,564**	**112**
June 2012	12,209	1,028	940	88	-	6,672	5,485	1,187	2,642	1,867	1,664	203
Year to date	36,898	3,576	3,294	282	-	20,327	16,519	3,808	7,594	5,401	4,929	472
- total **September 2012**	**25,922**	**12,043**	**7,411**	**2,415**	**2,217**	**6,511**	**5,269**	**1,242**	**2,573**	**4,795**	**3,316**	**1,479**
June 2012	27,524	13,595	8,698	2,477	2,420	6,672	5,485	1,187	2,642	4,615	3,459	1,156
Year to date	79,914	37,689	23,874	7,354	6,461	20,327	16,519	3,808	7,594	14,304	10,518	3,786
Operating costs (Rand per tonne)												
- underground **September 2012**	**1,548**	**1,655**	**2,273**	**1,243**	**1,112**	**-**	**-**	**-**	**-**	**1,148**	**936**	**1,543**
June 2012	1,393	1,447	1,745	1,188	1,111	-	-	-	-	1,148	950	1,599
Year to date	1,462	1,532	1,920	1,185	1,162	-	-	-	-	1,180	931	1,780
- surface **September 2012**	**220**	**150**	**165**	**91**	**-**	**209**	**192**	**289**	**230**	**329**	**329**	**323**
June 2012	205	132	146	81	-	192	168	343	192	356	347	470
Year to date	202	129	145	73	-	190	172	289	202	338	337	357
- total **September 2012**	**471**	**989**	**1,026**	**813**	**1,112**	**209**	**192**	**289**	**230**	**537**	**443**	**1,188**
June 2012	423	874	866	753	1,111	192	168	343	192	543	460	1,112
Year to date	428	886	886	731	1,162	190	172	289	202	547	456	1,210

[#] September quarter includes 187,000 tonnes (June quarter included 119,000 tonnes) of waste processed from underground. In order to show the yield based on ore mined, the calculation of the underground yield at South Deep only, excludes the underground waste.

Development results

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

KDC		September 2012 quarter					June 2012 quarter					Year to date 2012				
	Reef	Carbon Leader	Kloof	Main	Libanon	VCR	Carbon Leader	Kloof	Main	Libanon	VCR	Carbon Leader	Kloof	Main	Libanon	VCR
Advanced	(m)	3,418	1,086	764	37	4,165	4,671	169	1,557	38	5,165	12,546	1,416	3,453	75	14,230
Advanced on reef	(m)	521	221	341	37	604	599	23	470	38	796	1,891	244	1,221	75	2,109
Sampled	(m)	549	163	246	36	465	546	9	447	9	590	1,800	172	1,062	45	1,622
Channel width	(cm)	76	74	47	87	107	85	209	95	55	109	75	81	74	85	105
Average value -	(g/t)	23.8	10.1	14.1	2.9	25.5	20.0	2.5	9.6	8.4	34.8	24.0	9.1	10.9	3.4	26.1
-	(cm.g/t)	1,798	748	665	251	2,739	1,702	529	913	463	3,786	1,792	737	811	286	2,753

Beatrix		September 2012 quarter		June 2012 quarter		Year to date 2012	
	Reef	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Advanced	(m)	3,472	1,513	4,222	1,895	11,385	4,868
Advanced on reef	(m)	718	276	991	615	2,650	1,271
Sampled	(m)	804	333	1,005	558	2,790	1,197
Channel width	(cm)	132	120	127	85	126	99
Average value -	(g/t)	5.4	14.0	6.6	17.6	6.8	17.8
-	(cm.g/t)	712	1,689	841	1,498	861	1,765

South Deep		September 2012 quarter	June 2012 quarter	Year to date 2012
	Reef	Elsburgs[1,2]	Elsburgs[1,2]	Elsburgs[1,2]
Main Advanced	(m)	3,647	2,952	9,039
- Main above 95 level	(m)	2,497	2,008	6,021
- Main below 95 level	(m)	1,150	944	3,018
Advanced on reef	(m)	1,535	1,535	4,346
Square metres de-stressed	(m^2)	12,213	11,851	31,875
- Reserve value de-stressed	(g/t)	6.3	6.2	6.2

[1] Trackless development in the Elsburg reefs is evaluated by means of the resource model.

[2] Full channel width not fully exposed in development, hence not reported.

Administration and corporate information

Corporate Secretary

Cain Farrel
Tel: +27 11 562 9742
Fax: +27 11 562 9829
e-mail: cain.farrel@goldfields.co.za

Registered Office
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829

Office of the United Kingdom Secretaries
London
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
United Kingdom
Tel: +44 20 7499 3916
Fax: +44 20 7491 1989

American Depository Receipts Transfer Agent
Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone: +1 888 269 2377
Tel: +1 201 680 6825
e-mail: shrrelations@bnymellon.com

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123

Investor Enquiries

Willie Jacobsz
Tel: +27 11 562 9775
Mobile: +27 82 971 9238
e-mail: willie.jacobsz@goldfields.co.za

Remmy Kawala
Tel: +27 11 562 9844
Mobile: +27 82 312 8692
e-mail: remmy.kawala@goldfields.co.za

Media Enquiries

Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.co.za

Transfer Secretaries
South Africa
Computershare Investor Services (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg
2001

P O Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248

United Kingdom
Capita Registrars
The Registry
34 Beckenham Road

Beckenham
Kent BR3 4TU
England

Tel: 0871 664 0300 [calls cost 10p a minute plus network extras, lines are open 8.30am – 5pm Mon-Fri] or [from overseas] +44 20 8639 3399

Fax: +44 20 8658 3430

e-mail: ssd@capitaregistrars.com

Website

http://www.goldfields.co.za

Listings

JSE / NYSE / NASDAQ Dubai: GFI
NYX: GFLB
SWX: GOLI

Forward looking statements

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa, Ghana, Australia, Peru and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour disruptions; availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting mining and mineral rights; changes in exchange rates, currency devaluations, inflation and other macro-economic factors; industrial action; temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Directors

M A Ramphele (*Chair*) °
N J Holland *• *(Chief Executive Officer)*
P A Schmidt • *(Chief Financial Officer)*
K Ansah #°
C A Carolus°
R Dañino **°
A R Hill ≠°
D L Lazaro □•
R P Menell °
M S Moloko °
D N Murray °
D M J Ncube °
R L Pennant-Rea *°
G M Wilson °

* British
** Peruvian
# Ghanaian
° Independent Director
≠ Canadian
• Non-independent Director
□•Filipino

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 26 November 2012

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs